SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number: ~~1-14696~~ 333-12222

China Mobile Limited

(Translation of registrant's name into English)

60/F, The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2010 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 14, 2011

By: ______________________

Name: Li Yue

Title: Chief Executive Officer

中国移动通信
CHINA MOBILE



CHINA MOBILE LIMITED

Stock Code: 941

Annual Report 2010

Awards & Recognition


For excellence in investor relations
FinanceAsia
ASIA'S
BEST
COMPANIES
2010
China Mobile

In 2010, the Company's outstanding performance has won popular recognition and acclaim:

The Company ranked number 38 as compared to number 55 in the previous year in *Forbes* "Global 2000 — the World's 2000 Biggest Public Companies".

The Company had been once again selected by *Financial Times* as one of the "FT Global 500" companies, ranked number 10.

The Company had been included by *BusinessWeek* in its "The 50 most Innovative Companies" in 2010.

The Company ranked number 1 in the China section of *FinanceAsia's* "Asia's Best Companies" survey 2010 in "Most Committed to a Strong Dividend Policy", and ranked number 2 in "Best Corporate Governance" and "Best Corporate Social Responsibility".

For the fifth consecutive year, the "China Mobile" brand had been included in "BRANDZ™ Top 100 Most Powerful Brands", ranking number 8 globally. This ranking has been published by Millward Brown and *Financial Times* since 2006.

In the Thomson Reuters Extel Asia Pacific Survey 2010 in association with IR magazine, the Company won four awards including "Best Overall Investor Relations, Asia Pacific", "Grand Prix for Best Overall Investor Relations — Large Cap (Greater China)", "Best Overall Investor Relations by a Hong Kong Company" and "Best Investor Relations by Sector — TMT (Greater China)".

On the Cover

The Group proactively expand into new areas and explore new models. Focusing on customer-oriented service and business innovation, we are constantly enriching our wide variety of products and applications to meet the different needs of our customers. On the cover, there are icons of some of our new products and applications:

- Mobile Market
- Mobile Payment
- Wireless Music
- Mobile Reading
- Mobile Paper
- Mobile Video
- Fetion
- Mobile Gaming
- 139 Community
- Mobile TV

Contents

Financial Highlights

	2010	2009	Growth
Operating revenue (RMB million)	**485,231**	452,103	7.3%
EBITDA (RMB million)	**239,382**	229,023	4.5%
EBITDA margin	**49.3%**	50.7%	
Profit attributable to shareholders (RMB million)	**119,640**	115,166	3.9%
Profit attributable to shareholders margin	**24.7%**	25.5%	
Basic EPS (RMB)	**5.96**	5.74	3.9%
Dividend per share — Interim (HK$)	**1.417**	1.346	
— Final (HK$)	**1.597**	1.458	
— Full year (HK$)	**3.014**	2.804	

Operating Revenue
(RMB million)


2010
485,231
▲7.3%
2009
452,103

EBITDA
(RMB million)


2010
239,382
▲4.5%
49.3%
2009
229,023
50.7%
EBITDA margin

Profit Attributable to Shareholders
(RMB million)


2010
119,640
▲3.9%
24.7%
2009
115,166
25.5%
Profit attributable to shareholders margin

Basic EPS
(RMB)


2010
5.96
▲3.9%
2009
5.74

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in China, the Group boasts the world's largest mobile network and the world's largest mobile customer base. In 2010, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2000 Biggest Public Companies" by Forbes magazine, and was again recognized on the Dow Jones Sustainability Indexes ("DJSI"). Currently, the Company's credit rating is Aa3/Outlook Positive by Moody's and AA-/Outlook Stable by Standard & Poor's (respectively equivalent to China's sovereign credit rating).

The Company owns 100% interest in the following operating subsidiaries:
China Mobile Group Guangdong Company Limited ("Guangdong Mobile"), China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile"), China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile"), China Mobile Group Fujian Company Limited ("Fujian Mobile"), China Mobile Group Henan Company Limited ("Henan Mobile"), China Mobile Group Hainan Company Limited ("Hainan Mobile"), China Mobile Group Beijing Company Limited ("Beijing Mobile"), China Mobile Group Shanghai Company Limited ("Shanghai Mobile"), China Mobile Group Tianjin Company Limited ("Tianjin Mobile"), China Mobile Group Hebei Company Limited ("Hebei Mobile"), China Mobile Group Liaoning Company Limited ("Liaoning Mobile"), China Mobile Group Shandong Company Limited ("Shandong Mobile"), China Mobile Group Guangxi Company Limited ("Guangxi Mobile"), China Mobile Group Anhui Company Limited ("Anhui Mobile"), China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile"), China Mobile Group Chongqing Company Limited ("Chongqing Mobile"), China Mobile Group Sichuan Company Limited ("Sichuan Mobile"), China Mobile Group Hubei Company Limited ("Hubei Mobile"), China Mobile Group Hunan Company Limited ("Hunan Mobile"), China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile"), China Mobile Group Shanxi Company Limited ("Shanxi Mobile"), China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile"), China Mobile Group Jilin Company Limited ("Jilin Mobile"), China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile"), China Mobile Group Guizhou Company Limited ("Guizhou Mobile"), China Mobile Group Yunnan Company Limited ("Yunnan Mobile"), China Mobile Group Xizang Company Limited ("Xizang Mobile"), China Mobile Group Gansu Company Limited ("Gansu Mobile"), China Mobile Group Qinghai Company Limited ("Qinghai Mobile"), China Mobile Group Ningxia Company Limited ("Ningxia Mobile"), China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile") and China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("Hong Kong Mobile"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong SAR through these subsidiaries.

As of 31 December 2010, the Group had a total staff of 164,336 and a customer base of 584 million, and enjoyed a market share of approximately 69.3% in Mainland China. The Group's GSM global roaming services covered 237 countries and regions and its GPRS roaming services covered 186 countries and regions.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2010, indirectly held an equity interest of approximately 74.21% in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 25.79% of the Company was held by public investors.

Milestones

1997

3 September
China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 October
China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 June
China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 November
China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 November
China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2000

28 June
China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October
China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November
China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November
China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

2001

18 June
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002

1 July
China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 October
China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003

22 January
The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

Milestones

2004

1 July
China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, China Mobile Communication Company Limited and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China.

5 November
Mr. Wang Xiaochu resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. After the review and approval by the Board and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and is in charge of the overall management of the Company.

2005

10 November
China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

2006

28 March
China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited which later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 May
China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 June
China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 October
The 10th anniversary of China Mobile Limited's Listing on the HKEx and NYSE.

2009

29 April
China Mobile Limited entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd. ("Far EasTone") to acquire, through its wholly-owned subsidiary, 444,341,020 shares, representing 12% of the enlarged issued share capital of Far EasTone.

2010

10 March
The Company's wholly-owned subsidiary, Guangdong Mobile and Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank") entered into a share subscription agreement to acquire 20% interest in SPD Bank at a consideration of RMB39.5 billion. Completion of the subscription took place in October.

On 25 November, China Mobile Limited and SPD Bank entered into a strategic cooperation agreement, thereby officially commenced their cooperation in areas of mobile finance and mobile e-Commerce businesses.



Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. WANG Jianzhou
(Executive Director & Chairman)
Mr. LI Yue
(Executive Director & Chief Executive Officer)
Mr. LU Xiangdong
(Executive Director & Vice President)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)
Madam XIN Fanfei
(Executive Director & Vice President)
Mr. XU Long
(Executive Director of the Company & President of Guangdong Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

PRINCIPAL BOARD COMMITTEES

Audit Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

COMPANY SECRETARY

Ms. WONG Wai Lan, Grace (ACS, ACIS)

QUALIFIED ACCOUNTANT

Ms. NG Phek Yen (CPA, FCCA)

AUDITORS

KPMG

LEGAL ADVISERS

Linklaters
Sullivan & Cromwell LLP

REGISTERED OFFICE

60/F., The Center
99 Queen's Road Central
Hong Kong

PUBLIC AND INVESTOR RELATIONS

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number: 16941M109

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)
1 201 680 6825 (international call)
Email: shrrelations@bnymellon.com

PUBLICATIONS

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2011. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:

China Mobile Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

Biographies of Directors and Senior Management



EXECUTIVE DIRECTORS

Mr. WANG Jianzhou

Age 62, Executive Director and Chairman of the Company, joined the Board of Directors of the Company in November 2004. Mr. Wang is in charge of the overall management of the Company. He is also the Chairman of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and China Mobile Communication Co., Ltd. He formerly served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry ("MII"), Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, Chairman and President of China United Telecommunications Corporation Limited, President of China Mobile Communications Corporation, Chief Executive Officer of the Company from November 2004 to August 2010. Mr. Wang graduated in 1985 from Department of Management Engineering of Zhejiang University with a Master's Degree in Engineering, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Wang is a professor-level senior engineer with extensive knowledge and 33 years of experience in the telecommunications industry.

Mr. LI Yue



Age 52, Executive Director and Chief Executive Officer of the Company, joined the Board of Directors of the Company in March 2003. He is in charge of the operation and management of the Company. He is also the President and director of China Mobile Communications Corporation, and a director of China Mobile Communication Co., Ltd. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of China Mobile Communications Corporation, Chairman of Aspire Holdings Limited, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor's Degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master's Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunication network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

Biographies of Directors and Senior Management



Mr. LU Xiangdong

Age 51, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2003. Mr. Lu is principally in charge of development strategy, planning and construction, and procurement of the Company. He has also held the post of Vice President of China Mobile Communications Corporation since April 2000. Mr. Lu is also a director of China Mobile Communication Co., Ltd. He previously served as the Director General of the Fujian Wireless Telecommunications Bureau, the Deputy Director General of the Mobile Telecommunications Administration of the Ministry of Posts and Telecommunications, Chairman of Aspire Holdings Limited, a non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree in wireless telecommunication, and holds a doctoral degree in economics from Peking University. Mr. Lu is a professor-level senior engineer with nearly 29 years of experience in the telecommunications industry.

Mr. XUE Taohai

Age 55, Executive Director, Vice President and Chief Financial Officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue is principally in charge of the corporate affairs, finance and internal audit of the Company. He is also a Vice President of China Mobile Communications Corporation, and a director of China Mobile Communication Co., Ltd. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with over 31 years of experience in the telecommunications industry and financial management.





Madam HUANG Wenlin

Age 56, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang is principally in charge of human resources and inspection matters of the Company. She is also a Vice President of China Mobile Communications Corporation, and a director of China Mobile Communication Co., Ltd. Madam Huang previously served as Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Madam Huang is a senior economist with 35 years of operational and managerial experience in the telecommunications industry.

Biographies of Directors and Senior Management



Mr. SHA Yuejia

Age 53, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customers management of the Company. He is also a Vice President of China Mobile Communications Corporation, a director of China Mobile Communication Co., Ltd., non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd. and Chairman of Union Mobile Pay Limited. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 28 years of experience in the telecommunications industry.

Mr. LIU Aili

Age 47, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu is principally in charge of network operation, business support, information management, information security and industrial management of the Company. He is also a Vice President of China Mobile Communications Corporation, a director of China Mobile Communication Co., Ltd. and a non-executive director of China Communications Services Corporation Limited. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of China Mobile Communications Corporation, Chairman and President of Shandong Mobile and Zhejiang Mobile, and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree and completed a post-graduate program in economics at Shandong University. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with over 28 years of experience in the telecommunications industry.





Madam XIN Fanfei

Age 54, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in January 2006. Madam Xin is principally in charge of the general administration and investor and media relations of the Company. She previously served as Deputy Director of the Foreign Affairs Division, Deputy Director of the Planning Division and Chief of the Planning Office, Director of the Planning Division, Director of the Department of Planning and Construction of Tianjin Posts and Telecommunications Administration, Vice President of Tianjin Mobile Communications Company, Director and Vice President of Tianjin Mobile, Chairwoman and President of Heilongjiang Mobile, and Chairwoman of former China Mobile Peoples Telephone Company Limited. Madam Xin graduated from Xidian University, and received an EMBA degree from Peking University and a Doctor of Management degree from Hong Kong Polytechnic University. Madam Xin is a professor-level senior engineer with many years of experience in the telecommunications industry.

Biographies of Directors and Senior Management



Mr. XU Long

Age 54, Executive Director of the Company, joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Guangdong Mobile, responsible for the Company's business operations in Guangdong. He previously served as the Deputy Director of the Shaoxing Posts and Telecommunications Bureau, President of Zhejiang Nantian Posts and Telecommunications Group Company, Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang, and Chairman and President of Zhejiang Mobile. He graduated from Zhejiang Radio and Television University in 1985, and holds a doctoral degree in business administration from Hong Kong Polytechnic University. Mr. Xu is a senior economist with 33 years of experience in the telecommunications industry.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. LO Ka Shui



Age 64, Independent Non-Executive Director of the Company, was appointed to the Board of Directors of the Company in April 2001. He was appointed Chairman of Audit Committee, Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the non-executive director and Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, Winsor Properties Holdings Limited and City-e-Solutions Limited. Dr. Lo previously served as Independent Non-executive Director of Melco International Development Limited. Dr. Lo is a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Hong Kong Airport Authority and the Chairman of The Chamber of Hong Kong Listed Companies. Dr. Lo graduated from McGill University with a Bachelor of Science Degree and from Cornell University with a Doctor of Medicine (M.D.) Degree. He was certified in Internal Medicine and Cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Mr. Frank WONG Kwong Shing

Age 63, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. Mr. Wong serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and Mapletree Investments Pte Ltd, Singapore, and a non-executive director of PSA International Pte Ltd, Singapore. He previously served as Vice Chairman of DBS Bank, a member of the DBS Bank and DBS Group Holdings boards, and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999 and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Biographies of Directors and Senior Management



Dr. Cheng Mo Chi, Moses, GBS, OBE, JP

Age 61, Independent Non-executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng is also the Chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, China COSCO Holdings Company Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Hong Kong Exchanges and Clearing Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include Beijing Capital International Airport Company Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Shui On Construction and Materials Limited and ARA Asset Management (Singapore) Limited (a public listed company in Singapore).

Chairman's Statement



Dear Shareholders,

The Group advanced in a positive direction against the backdrop of China's steady and fast economic growth in 2010. Advances in telecommunication and information technologies and an exponential expansion of mobile Internet applications brought the Group tremendous opportunities for development. At the same time, further mobile penetration in China, coupled with changes in the landscape of the domestic telecommunications industry, made for a more challenging competitive environment. Adhering to the principle of rational competition, the Group remained focused on its core strengths: innovation, brand equity, management and professional talent. By fully leveraging the scale of its network, customer base and strong customer service system, the Group improved its overall competitive positioning, solidified those qualities that differentiate its business, and achieved steady business development.

Chairman's Statement

FINANCIAL RESULTS

In 2010, the Group's operating revenue maintained steady growth, reaching RMB485.2 billion, up 7.3% over last year. Continuing to lead the industry in profitability, the Group achieved 3.9% increase in profit attributable to shareholders over last year, which amounted to RMB119.6 billion, with profit margin reaching 24.7%. EBITDA rose 4.5% over last year to approximately RMB239.4 billion, with EBITDA margin reaching 49.3%. Basic earnings per share grew 3.9% over last year to RMB5.96. Underpinned by its solid capital structure and strong cash flow, the Group is well-positioned to manage risks and achieve sustainable growth.

BUSINESS DEVELOPMENT

The Group achieved steady business development in 2010. The Group has been effectively signing up new customers, a large part of whom continued to come from rural and migrant markets. The Group's total customer base reached 584 million by the end of 2010, with a net addition of 61.73 million customers. In the meantime, the corporate customer base continued to grow, and the mid-to high-end customer base remained stable. Voice usage volume continued to grow. Total voice usage volume was 3,461.6 billion minutes, up 18.6% over last year. Average minutes of usage per user per month (MOU) were 521 minutes, up 5.4% over last year. Average revenue per user per month (ARPU) was RMB73, exhibiting a slowdown in decline. By the end of 2010, the number of 3G customers reached 20.70 million, securing the Group a leading position in the 3G market.

The value-added services business grew rapidly, with Wireless Music, Mobile Paper, "Fetion" and Mobile Mailbox all enjoying significant increases in revenue, and Mobile Gaming, Mobile Payment, Mobile Reading and Mobile Video enjoying rapid expansions in their customer bases. Mobile Internet Access data usage is growing rapidly and has become an important driving force for the growth of our value-added business. Revenue generated from the value-added business accounted for 31.2% of total operating revenue and was an essential driver of total revenue growth.

The Group made further progress in mobile Internet and "Internet of Things", actively expanding into new areas and exploring new business models. Mobile Market, a comprehensive sales platform designed and built as a one-stop shop for downloads of a wide range of mobile applications, as well as being the world's first such platform led by a telecom operator, has achieved rapid growth, with cumulative registered customers of 35 million, registered developers of 1.1 million, 50,000 applications provided, and over 110 million application downloads recorded by the end of 2010. We have been actively exploring the "Internet of Things" business model by launching a variety of new applications that enrich product lines designed for both families and corporations. We also joined forces with local governments to promote fast development of "Internet of Things" applications in building "Wireless Cities", in the fields of city management, intelligent traffic control and industrial control.

Adhering to our mantra of "Customers are our priority, quality service is our principle", the Group undertook a series of programs in order to improve customer service quality and enhance customer satisfaction. New measures were taken to better protect customer rights, such as "alerts before direct debit, and standardized inquiry and unsubscribe function for value-added services". In 2010, we had the lowest number of complaints per million customers among all peers in the country, and we are proud to maintain a good rate of customer satisfaction.

NETWORK DEVELOPMENT AND EVOLUTION

The Group is committed to the belief that "network quality is the lifeline of any telecommunications company". To stay ahead of the trend of the booming mobile data traffic resulting from the popularization of intelligent terminals, we set our sights on implementing a forward-looking and well-coordinated network development strategy. We allocated our resources in a scientific way and strengthened network construction according to the different technological features and capacities among 2G, 3G (TD-SCDMA), WLAN and LTE, and in so doing, we were able to ensure that our overall network quality continued to be in the leading position in the industry.

The 3G network built by our parent company with our assistance has been continuously expanding its covered areas. In 2010, 3G coverage was extended with good network performance to almost all the above-county-level cities in China. We took advantage of the synergy with our parent company and realized the integrated development of 2G with 3G.

The Group actively promoted home-grown innovation and has made significant progress on TD-LTE standards and industry development. The TD-LTE demonstration networks exhibited by us together with our parent company at the World Expo Shanghai 2010 and Guangzhou Asian Games were both well received. In October 2010, TD-LTE-Advanced technology was chosen by the ITU to be one of the

Chairman's Statement

candidates for the 4G wireless communication standard. We have won government approval for the large scale testing of TD-LTE across six cities and in a showcase network in Beijing, and related work has started on schedule. Together with our parent company, by leveraging our industrial and international influence, we are actively promoting the compatible and synchronized development of TD-LTE and FDD LTE in the global market. Our efforts have won active support and positive responses from international standards organizations, mobile operators and equipment manufacturers, and as a result, 26 testing networks are being built worldwide.

CORPORATE MANAGEMENT

In 2010, we further advanced our "One China Mobile" project and continued to look for ways to further streamline our low-cost, highly efficient operations. As part of the project, the centralized management model helped us achieve better overall efficiency across multiple operational fronts including financial management, network maintenance, equipment procurement, customer service, brand building and new business operations. Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and took practical measures to ensure good corporate governance practices. In 2010, we further strengthened systematic internal controls and quality management to better monitor and assess our internal performance as well as business operations. These improvements will help the Company achieve long-term, sustainable and healthy development.

INVESTMENTS AND ACQUISITIONS

In October 2010, the Company completed the share subscription of a 20% interest in SPD Bank through its wholly-owned subsidiary, Guangdong Mobile, for a consideration of RMB39.5 billion. The Company and SPD Bank entered into a strategic cooperation agreement in November 2010 and officially began cooperation in the areas of mobile finance and mobile e-Commerce businesses.

CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

A company's sustainable development is interdependent with and inseparable from the overall development of the society in which it operates. The Group attaches great importance to corporate social responsibility and makes a solid contribution to society by providing a responsible and reliable network and narrowing the digital divide. In addition, the Group has done its part to address climate change and has participated in various philanthropic initiatives. In 2010, we provided excellent telecommunications services at the World Expo Shanghai 2010 and for the Guangzhou Asian Games. In the wake of several natural disasters such as the earthquake in Yushu, Qinghai province and the mudslide in Zhouqu, Gansu province, we acted swiftly to ensure the smooth flow of mobile telecommunications in affected areas. In an effort to narrow the digital divide and improve more people's living standards by providing them with access to mobile telecommunications, we continued to take an active part in our parent company's "Village Connected Program". We also committed ourselves to energy saving and emissions reduction, and our power consumption per unit of telecommunications traffic decreased by 14.8% over last year. Through public welfare charity foundations and other philanthropic activities, we contributed to education support, childcare and poverty aid. In 2010, we built 175 "China Mobile Charity Libraries" in elementary and high schools in poor, rural areas of inland and western provinces and provided training to 11,000 school principals in inland and western provinces. We also used our business resources to create platforms to encourage public participation in philanthropy.

In 2010, China Mobile was recognized for the third consecutive year as a constituent of the Dow Jones Sustainability Indexes, being the only mainland Chinese company to win that honor. The Company was also chosen to be a constituent of the newly launched Hang Seng Corporate Sustainability Index.

AWARDS AND RECOGNITION

Our efforts and successes were widely recognized in 2010. The Company was again included and ranked 10th in the Financial Times' "FT Global 500", and was ranked 38th in Forbes Magazine's "Global 2000" list. We were selected as one of "The 50 Most Innovative Companies 2010" by BusinessWeek. The China Mobile brand was named one of "BRANDZ™ Top 100 Most Powerful Brands" by Millward Brown and Financial Times for the fifth consecutive year, and the brand value ranked 8th, topping all other telecommunications operators in the world. In the same period, Moody's and Standard & Poor's raised our corporate credit rating in line with the lift of China's sovereign credit rating, to Aa3/Outlook Positive and AA-/Outlook Stable respectively.

Chairman's Statement

DIVIDENDS

In view of the Group's good profitability in 2010 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.597 per share for the financial year ended 31 December 2010 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2010. This, together with the interim dividend of HK$1.417 per share that was paid in 2010, amounts to an aggregate dividend payment of HK$3.014 per share for the full financial year of 2010.

In 2011, taking into consideration various relevant factors such as the Company's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company plans the dividend payout ratio for the full year of 2011 to be 43%.

The Board is of the view that the Company's good profitability and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

FUTURE OUTLOOK

With the emergence of innovative technology companies offering integrated products and services including terminal manufacturing, business applications development and Internet service, and the proliferation of new Internet business models, the telecommunications industry's traditional eco-system is facing new challenges. Increasing mobile penetration in China will further intensify competition in the telecommunications industry. At the same time, China is speeding up its transition to an economic development model that is more focused on technology and innovation. Naturally, the focus on emerging information technology industries as well as policies designed to stimulate consumption will significantly boost demand for telecommunications and information services. Along with the popularization of intelligent terminals and the broadband mobile network, the mobile Internet market is bursting with vitality and energy. "Internet of Things" is also showing vigorous growth momentum following the development of sensing technology and the broadening of telecommunications networks' coverage. Together, these developments present vast potential for sustainable development of the Group.

Facing both opportunities and challenges, we will implement our sustainable development strategy to the fullest. We will devote ourselves to innovation and exploration and consolidation of our core competencies, targeting to be the world's leading player. Our goal shall be to realize the strategic vision of "Mobile Changes Life". We will proceed with the "One China Mobile" project to further streamline operations. We will expand into new areas and lead the development of mobile Internet and "Internet of Things" to achieve greater scale. We will explore new models to build comprehensive business platforms and form future competitive advantage. We will strengthen our customer-oriented service and business innovation to solidify our leading position in the market. We will maintain our advantage in network quality and capacity and build forward-looking, integrated and compatible networks. At the same time, we will continue promoting home-grown innovation and will support the parent company in the construction, operation and evolution of 3G. Leveraging our international influence, we will accelerate the development of the TD-LTE technology.

We will look for appropriate investment opportunities in an active but cautious manner to broaden our presence in the telecommunications market.

Our commitment is unwavering – we will strive to create value for our shareholders.



Wang Jianzhou
Chairman

Hong Kong, 16 March 2011

Open Dialogue with Senior Management







1. HOW DID THE COMPANY DEAL WITH THE PRESSURE BROUGHT UPON THE NETWORK BY THE RAPID GROWTH IN MOBILE INTERNET ACCESS USAGE?

With the proliferation of smart devices and mobile broadband, the explosive growth in mobile data usage has already become a global trend, which presents both challenges and opportunities for the Group. Although the explosive growth in Mobile Internet Access usage brings pressure on the network, its contribution to the Group's revenue continues to increase.

The Group continued to strengthen the operations of data traffic, enhance network quality and optimize structure of data usage and has achieved balanced growth in both usage and revenue. In 2010, the Group's Mobile Internet Access usage (mainly include Handset Internet Access and Data Card Internet Access) increased by 112.3% year-on-year, and generated a revenue of RMB30.5 billion, representing an increase of 49.4% year-on-year.

The Group undertook three measures on the network side to improve network quality. Firstly, carry out co-ordinated development of the four networks namely 2G/3G/WLAN/Future LTE. These four networks have different coverage capabilities, for which coverage will be provided according to business scenarios. They will be developed in a coordinated manner and co-exist in the long run. Secondly, expand the coverage of WLAN, simplify the authentication of WLAN access and enhance WLAN's effectiveness in diverting data traffic. Thirdly, continuously optimize the network and ensure premium network quality.





The Group undertook three measures on the business side to strengthen the operations of data traffic and improve the structure of Mobile Internet Access usage. Firstly, focus on the development of handset-based and high-value data businesses. Secondly, tighten control on tariffs and refrain from offering unlimited usage or ultra-low tariff packages. Thirdly, prioritize traffic by WLAN, Future LTE, 3G, then 2G for businesses and applications.

To adapt to the explosive growth in Mobile Internet Access usage, the Group will increase its CAPEX investment this year as necessary and will control the pace of overall investment, to achieve continuous growth in value while maintaining a specified network utilization rate.

The Group always pays close attention to network quality. It maintains overall leadership in network capability and quality through continuous network optimization. According to monitoring data provided by third parties, the network quality of the Group is still ahead of our competitors, while the utilization rate of our network remains at a reasonable level.

Open Dialogue with Senior Management

2. CAN YOU ELABORATE ON THE GROUP'S DEVELOPMENT OF THE MOBILE INTERNET AND "INTERNET OF THINGS" BUSINESSES?

For mobile Internet, the Group persists in the strategy of open platform operation, adhering to its open, cooperative and win-win principles. The Group will enhance the capabilities of the "Smart Pipe" and provide value-added services, with an aim to becoming a "Smart Pipe" which provides services and adds value.

Mobile Market is a one-stop platform for downloads and comprehensive sales of the Group's mobile Internet applications. It is also the pivotal platform of the Group's mobile Internet strategy. As at the end of 2010, Mobile Market reached a cumulative total of 1.10 million registered developers and a cumulative total of 35 million registered customers. It offered 50,000 applications and 110 million application downloads. In 2011, the Group will focus on the development of Mobile Market, to build a comprehensive platform for consumers, developers and the industry chain.

For the "Internet of Things", the Group believes that its potential is equally significant, with a scale of more than 1 billion access points. It will be the focus of the Group's development and a business through which the Group could achieve scale. The Group drove the construction of "Wireless City" with local governments, which helped boost the rapid development of "Internet of Things" applications such as city management, intelligent traffic control and industry control.

In 2010, the Group established the base for the "Internet of Things" to provide centralized operational support across the network, and built the product development system of the mobile "Internet of Things". M2M communication terminals have exceeded 6.90 million and covering applications such as production process control, fleet management, intelligent surveying, POS terminal and security and surveillance.

3. CAN YOU ELABORATE ON THE DEVELOPMENT OF TD-LTE ?

In 2010, the 3G business of the Group has developed steadily in customers, network, terminals and applications. Meanwhile, the Group continued to assist its parent company in the development of its post-3G technology, TD-LTE and has achieved breakthroughs in technology research and development, network testing, industry advancement and international development.

In October 2010, TD-LTE Advanced was chosen by the ITU to be one of the candidates for the 4G standard. TD-LTE's convergence with LTE FDD has become an industry consensus, and has ascertained compatible conditions for convergence in chipset, platform and scale. TD-LTE has gained overall recognition and support from governments, industry chains, international operators and international standards organizations and has notably expedited the progress of commercialization.

In 2010, the Group assisted its parent company to establish a TD-LTE demonstration network at the Shanghai World Expo and Guangzhou Asia Games, which has attracted extensive attention and earned positive feedback. At the end of 2010, the Group kicked off preparation for large scale TD-LTE trials in six cities, namely Shanghai, Hangzhou, Nanjing, Guangzhou, Shenzhen and Xiamen and construction of a demonstration network in Beijing. The Group will push forward the TD-LTE scale trial in earnest with an aim to achieving commercial trial by the end of 2011.

Open Dialogue with Senior Management

4. CAN THE GROUP PROVIDE BREAKDOWN OF CAPEX FOR 2010 AND CAPEX PLAN FOR 2011?

CAPEX for 2010 was approximately RMB124.3 billion and was mainly used in the construction of infrastructural networks (44%), development of new technologies and new businesses (13%), construction of transmission facilities (23%), support systems (7%) and plant and civil works. It has effectively satisfied the development needs of the Group and ensured stable growth of revenue and net profits.

To assure investment in new businesses and new areas, sustain overall leading position in network quality, meet the needs of infrastructural network construction, adapt to the explosive growth in the demand of Mobile Internet Access business and satisfy the needs for the construction of infrastructural resources such as plant and office buildings, the Group has set the CAPEX budget for 2011 at RMB132.4 billion.

CAPEX budget for 2011 will primarily be used for the construction of infrastructural networks (53%), development of new technologies and new businesses (14%), construction of transmission facilities (11%), support systems (7%) and plant and civil works.

Business Review





In 2010, in response to the complex operating environment, slowdown in industry growth and intensifying market competition, the Group overcame various challenges, and continued to explore business growth potential, enhanced network and business quality, improved customer service, drove scale of 3G business and promoted cost effectiveness and efficiency of operations. Leveraging competitive advantages in scale, networks, brand, services and people, the Group maintained its market leading position. It achieved stable growth in operating results and operational management has been taken to the next level.

Business Review

As at the end of 2010, the Group's total customer base grew 11.8% to 584 million. Total voice usage grew 18.6% to 3,461.6 billion minutes. The number of value-added business customers grew 12.9% to 523 million, SMS usage increased 4.4% to nearly 711.0 billion messages. In 2010, revenue from value-added business reached RMB151.4 billion, representing an annual growth rate of 15.2% and accounting for 31.2% of the Group's operating revenue, which increased by 2.1 percentage points from the previous year.

KEY OPERATING DATA OF THE GROUP

	2010	2009
Customer Base (million)	**584.0**	522.3
Net Additional Customers (million)	**61.7**	65.0
Total Voice Usage (billion minutes)	**3,461.6**	2,918.7
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	**521**	494
Average Revenue per User per Month (ARPU) (RMB/user/month)	**73**	77
SMS Usage (billion messages)	**711.0**	681.2
"Color Ring" Subscription (million times)	**1,598**	1,684
MMS Usage (billion messages)	**53.1**	45.4
Mobile Internet Access Usage (billion megabytes)	**103.1**	48.6



Customer Base
(million)
2010
584.0
▲ 11.8%
2009
522.3

DEVELOP THE "BLUE OCEAN" AND MAINTAIN GROWTH

In 2010, the Group achieved remarkable results in strengthening new customer acquisitions and management of existing customers. As at 31 December 2010, the Group's total customer base reached 584 million, and the number of net additional customers for the year was 61.73 million. The Group continued to maintain its industry leading position in market share of net additional customers. The rural and migrant markets continued to be key growth drivers. The mid- to high-end customer base remained stable, while the corporate customer base continued to grow. As at the end of 2010, our corporate customer base reached 2.93 million accounts, covering government and various industries including finance, energy and manufacturing. The number of individual customers served under corporate accounts reached 36.1% of the total customer base. The Group endeavored to extract industry value and vigorously promoted industry informatization applications. The number of customers for "Campus Information Service", and "Banking Information Service" exceeded 44 million and 15 million, respectively.

Business Review


Total Voice Usage
(billion minutes)
2010
3,461.6
▲18.6%
2009
2,918.7


MOU
(minutes)
2010
521
▲5.4%
2009
494

In 2010, the Group actively promoted its voice business. By better targeting the needs of customers and tapping the growth potential of long-distance calls and roaming services, the Group's voice business continued to grow. Total voice usage reached 3,461.6 billion minutes, representing an annual growth rate of 18.6%. Average minutes of usage per user per month (MOU) was 521 minutes, up 5.4% from 494 minutes in 2009. Revenue from voice business reached RMB333.8 billion, up 4.1% from 2009.

The Group's value-added business grew rapidly. In 2010, revenue from value-added business amounted to RMB151.4 billion, which was an increase of 15.2% from 2009, accounting for an uplift to 31.2% of operating revenue. Businesses such as SMS, "Color Ring" and MMS continued to contribute significantly to the revenue of value-added business. In 2010, SMS usage reached nearly 711.0 billion messages with RMB52.6 billion in revenue. Revenue from Wireless Music (including "Color Ring") exceeded RMB20.3 billion. Revenue from MMS (including Mobile Paper) exceeded RMB3.5 billion. Businesses such as Mobile Paper and "Fetion" have also reached scale. Mobile Paper's registered customers reached 72.79 million (including 41.53 million paying customers on the central platform) and its revenue was nearly RMB2.0 billion. "Fetion" generated RMB642 million in revenue with 78.42 million active customers. Mobile Reading and Mobile Payment grew rapidly after their commercial debut in 2010. The Mobile Internet Access business experienced remarkable growth in 2010 and generated a usage of 103.1 billion MB, representing a growth rate of 112.3% from 2009 and a revenue of RMB30.5 billion in 2010, which increased by 49.4% from 2009. Mobile Internet Access business has realized a healthy trend of growth in usage and revenue and has become a powerful growth driver of our value-added business.


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Business Review

SMS Usage
(billion messages)


2010
711.0
▲4.4%
2009
681.2

Mobile Internet Access Usage
(billion megabytes)


2010
103.1
▲112.3%
2009
48.6

The Group endeavored to strengthen its competitiveness in mobile Internet, accelerate business integration and enhance synergies by focusing on improving customer experience and creating value for customers. Our mobile application store, Mobile Market, grew rapidly in scale, with 35 million cumulative registered customers and 110 million cumulative application downloads. The promotion and development of the "Youth Entrepreneurship Project" brought the cumulative number of developers to 1.10 million and 50,000 applications of various types. The Group actively promoted the "139 Community", and achieved a big leap forward in its development from market incubation to scale expansion. The focus of our WLAN development was in customer experience and the continuous improvement in product quality by simplifying authentication and unifying the portal. As a result, WLAN usage grew rapidly, and WLAN has effectively carried data traffic. The Group actively promoted the establishment of a warehouse-style low-cost Internet Data Center (IDC) and emphasized on introducing and maintaining premium website resources. The proportion of data traffic generated through the IDC continued to increase.

The Group continued to enrich and enhance products for family and corporate customers, and endeavored to explore


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Business Review

and innovate on applications for the "Internet of Things". It launched applications such as Household Security Service, Fleet Management Service, Lift Surveillance Service, and vigorously promoted remote meter reading, remote video monitoring and wireless finance POS. The Group further expanded the scale of "Internet of Things", with over 6.9 million M2M terminals. The Group pushed forward the research and development of standardized "Internet of Things" products such as Access Card for Machine, Access Module for Sensors and Remote Video Monitoring Service and various industry application templates. The Group drove the construction of "Wireless City" with local governments, which helped boost the rapid development of "Internet of Things" applications such as city management, intelligent traffic control and industry control.

The Group endeavored to explore new operating models. The establishment of the "South Base", International Information Hubs and new product pilot bases has standardized centralized operations and achieved economies of scale. Meanwhile, the Group adhered to its open, cooperative and win-win principles and actively explored new business models. The Group continued to develop innovative branding cooperation. Through the innovative model of Monternet, the Group bundled premium resources, and cooperated directly with content providers and distribution channels. The concerted development of Monternet with Mobile Market has complemented resources and formed a cooperation model which facilitates mutual development.

IMPROVE QUALITY AND ENHANCE CAPABILITY

The Group adhered to the principle that "network quality is the lifeline of any telecommunications company" and continued to maintain its overall leading position in network capability and quality. The total number of 2G base stations (554,000), the percentage of base stations connected by self-owned optical fiber (96.2%) and the number of WLAN access points in operation (545,000), all demonstrated the Group's leading position in network scale and capability. Network performance indicators such as wireless connection rate of 99.26%, voice call drop rate of 0.54% and SMS delivery rate of 99.69%, continued to demonstrate a leading quality of our network despite the high data usage volume.

The Group has preliminarily set up a network quality evaluation system based on customer perception. It improved network quality from the perspective of customer experience and assured customer satisfaction. The Group organized competitions to identify key issues impacting network quality and to develop solutions, with a view to optimizing the networks, resolving a number of problems hindering network quality enhancements. The Group launched the "Error-Free Billing Assurance" campaign, and has preliminarily established a closed-loop mechanism for managing abnormal voice usage bills. Through centralization, the Group's business support capability continued to improve. The Group introduced measures to enhance product quality of its value-added business, further achieving end-to-end improvements. The preliminary setup of a quality management system and an automatic testing system for value-added businesses was established. The enhancement of network and business quality has laid a solid foundation for the Group's continuous development of its business in a complex and competitive environment.

Business Review

IMPROVE SERVICES AND ENHANCE SATISFACTION

The Group adhered to its mantra of "Customers are our priority, quality service is our principle" and endeavored to build its new competitive advantage in services. The Group actively developed electronic channels, and the proportion of business activities processed through electronic channels increased steadily. The model of "Unified Portal and Unified Navigation" was implemented in general. Campaigns were launched to improve service quality. Key issues such as long waiting time at sales outlets, 10086 hotline connection rate and spam filtering were further improved. Tariff packages were optimized. The Group also implemented service measures such as alert before debiting, centralized inquiry and un-subscription function for VAS to ensure customers were fully informed and to provide peace-of-mind for their money spent. The Group's customer satisfaction rate and complaint rate per million customers for 2010 were the best among its industry peers in Mainland China.

PROMOTE 3G CONSTRUCTION AND OPERATIONS AND ACHIEVE INTEGRATED DEVELOPMENT

The Group continued to operate its TD-SCDMA based 3G network by leasing wireless network capacity from its parent company. Leveraging synergies with its parent company, the Group has integrated the development of 2G and 3G. Network coverage continued to expand. The total number of 3G base stations in operation grew to 135,000, basically covering all county-level or above cities nationwide (656 cities). The Group continued to step up in technological innovation and network optimization, which has effectively resolved some of the key technical issues, and provided a high quality network. To leverage economies of scale, the Group implemented centralized procurement of terminals which lowered cost of supply, enhanced product quality and assured development of business. The Group achieved good results in promoting Mobile TV and other businesses. As at December 2010, the Group's 3G customers reached 20.70 million, achieving a leading market share in the 3G market.

The Group worked with its parent company to actively promote the TD-LTE standard and develop the industry chain. The TD-LTE demonstration network at the Shanghai World Expo and Guangzhou Asian Games has attracted extensive attention and earned positive feedback. The Group has also kicked off preparation for large scale TD-LTE trials in six cities and construction of a demonstration network in Beijing.

PROMOTE CENTRALIZATION, STANDARDIZATION AND INFORMATIZATION TO IMPLEMENT LOW-COST AND EFFICIENT OPERATIONS

The Group further refined the management system and operational procedures, and reinforced centralized management. The Group continued to strengthen its centralized financial management and explore implementing multi-facet cost control measures. The Group continued to promote centralized network operations and maintenance and expanded the scope of centralization by province, and preliminarily formulated a model of centralized optimization of network at the provincial level. The scope of centralized procurement was further expanded, which resulted in a substantial reduction in procurement cost. The Group started up the operation of International Information Hubs, and Storage and Logistics Centers in five regions, and achieved positive results in the construction of centralized support systems in its "South Base".

The Group continued to earnestly promote standardization and apply it in various aspects including business modeling, equipment configuration, construction regulation, products and services, business processes and corporate management, to enhance efficiency and quality, and ultimately reduce cost. At the same time, the Group achieved remarkable results in informatization. The capability of support services for the informatization of operation and management has been systematically enhanced. Business support systems such as operation analysis and channel management facilitated refined sales and precise services. The management information system has helped enhance efficiency in operational management.

Business Review


Capital Expenditure
(RMB billion)
2010
124.3
2011
132.4
2012
130.4
2013
125.5
Capital Expenditure for 2010
Capital Expenditure Budgets for 2011-2013

The implementation of centralization, standardization and informatization has built a foundation for low-cost and efficient operations, which enables the Group to quickly adapt to changes in the complex environment, better satisfy customer needs and more effectively enhance its core competitiveness.

RATIONAL AND STEADY INVESTMENT TO FULFILL DEVELOPMENT NEEDS

The Group endeavored to meet the growth in new customers, new voice usage and new businesses, capitalize on opportunities arising from the robust development of mobile Internet and the "Internet of Things", actively develop high value data businesses and assure overall leading position in network quality and operating support capability. All of which will help ensure a steady growth in revenue and profits. The Group continued to undertake rational and steady investments, and to secure investment returns and long term profitability.

The Group's capital expenditure for 2010 was approximately RMB124.3 billion, which was mainly used in the construction of infrastructural networks (44%), support systems (7%), transmission facilities (23%) and for the development of new technologies and new businesses (13%). The new capital expenditure budgets of the Group for the years 2011, 2012 and 2013 are set at RMB132.4 billion, RMB130.4 billion and RMB125.5 billion, respectively. The capital expenditure budget for 2011 will primarily be used in the construction of infrastructural networks (53%), support systems (7%), transmission facilities (11%) and for the development of new technologies and new businesses (14%).

PROMOTE THE VISION OF "MOBILE CHANGES LIFE" AND ACHIEVE SUSTAINABLE DEVELOPMENT

Looking to the future, the Group will continue to explore the "Blue Ocean" markets and thoroughly tap their growth potentials. It will expand the "Share of Daily Life Services" for individual customers and to grasp the opportunities brought by the application of broadband in mobile communications and proliferation of smart personal terminals. The Group will push forward the development of mobile Internet, promoting mobile handsets as a media and their multi-functionalities and better integrating mobile handsets in people's work, learning, entertainment and daily life. Meanwhile, the Group will expand the "Share of Information Services" for various industries in the society. It will build the "Wireless City" platform, vigorously promote the application of the "Internet of Things" and social informatization, which will enable mobile communication services and informatization products to widely and deeply integrate into various sectors of the economy and society. The Group will strive to promote the strategic vision of "Mobile Changes Life" and achieve sustainable development.

Financial Review





We are resolute in facing challenges and adhere to principle of rational competition. We focus on innovation and maintain sustainable steady growth. Our profitability continued to lead the industry:

> Operating revenue up 7.3%

> EBITDA margin reached 49.3%

> Profit attributable to shareholders margin reached 24.7%

Our solid financial strength and strong ability to generate cash flow provide us a solid foundation for risk management and enable us to drive sustainable and long-term growth.

Financial Review

Key Financial Data

	2010 RMB million	2009 RMB million	Change %
Financial Results			
Operating revenue	**485,231**	452,103	7.3
Usage and monthly fees	**312,349**	300,632	3.9
Value-added services fees	**151,435**	131,434	15.2
Other operating revenue	**21,447**	20,037	7.0
Operating expenses	**334,477**	305,095	9.6
Leased lines	**3,897**	3,006	29.6
Interconnection	**21,886**	21,847	0.2
Depreciation	**86,230**	80,179	7.5
Personnel	**24,524**	21,480	14.2
Other operating expenses	**197,940**	178,583	10.8
Profit from operations	**150,754**	147,008	2.5
Other net income	**2,336**	1,780	31.2
Share of profit of associate[1]	**558**	–	–
Profit attributable to shareholders	**119,640**	115,166	3.9
EBITDA[2]	**239,382**	229,023	4.5
Basic EPS (RMB)	**5.96**	5.74	3.9
Financial Position			
Current assets	**321,882**	287,355	12.0
Including: cash and bank balances[3]	**292,346**	264,507	10.5
Non-current assets	**540,053**	464,013	16.4
Total assets	**861,935**	751,368	14.7
Current liabilities	**255,630**	209,805	21.8
Non-current liabilities	**28,902**	33,929	(14.8)
Total liabilities	**284,532**	243,734	16.7
Non-controlling interests	**1,246**	886	40.6
Shareholders' equity	**576,157**	506,748	13.7
Cash Flows			
Net cash generated from operating activities	**231,379**	207,123	11.7
Net cash used in investing activities	**(171,572)**	(165,927)	3.4
Net cash used in financing activities	**(51,051)**	(49,774)	2.6
Free cash flow[4]	**107,032**	77,756	37.7

1 *The Group recognized its share of SPD Bank's comprehensive income from acquisition date to 31 December 2010 based on its unaudited financial information which was released by SPD Bank and publicly disclosed.*

2 *China Mobile Limited defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associate, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.*

3 *Cash and bank balances represent cash and cash equivalents and bank deposits.*

4 *China Mobile Limited defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure.*

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of Financial Results

The Group advanced positively against the backdrop of China's steady and fast economic growth in 2010. Continued adjustment in economic structure along with government's focus on improving informatization level on multiple fronts provided a vibrant development for our Company. Our operations continued to experience challenges resulted from increased mobile penetration rate, intensified competition and the emergence of new technologies and business models. We embraced a vision of "Mobile Changes Life" and adhered to the principle of rational competition by proactively exploring into new areas and searching for new models. Building on our mantra of "Customers are our priority, quality service is our principle", we leverage off our enormous customer base, quality network, excellent customer service, and influential brand to maintain healthy growth in our business performance. In addition, the Group is dedicated to refined management and strive to achieve a low-cost, highly effective and efficient operation, so as to solidify its market leading position.

Benefited from the solid customer base, remarkable addition in new customers, relatively rapid growth in voice usage volume and the prominent driving force of the value-added business on revenue, operating revenue of the Group for 2010 reached RMB485.2 billion, up 7.3% year-on-year. In order to support the development of customers, voice usage and new businesses, as well as to respond to the market competition and maintain the Group's continuous competitive advantages and capabilities in sustaining healthy development, we have further strengthened resource allocation, increased our investments in sales channels, customer service, network optimization, system support and R&D, as well as improved our efficiency and effectiveness in utilizing resources. Operating expenses in 2010 were approximately RMB334.5 billion, up 9.6% as compared to the previous year. The Group's profitability remained industry-leading. Profit attributable to shareholders was RMB119.6 billion, up 3.9% year-on-year. Margin of profit attributable to shareholders reached 24.7%. EBITDA was approximately RMB239.4 billion, up 4.5% year-on-year, arriving at a margin of 49.3%. Basic EPS was RMB5.96, up 3.9% year-on-year.

The Group sustained its robust cash flow as a result of healthy business growth, refined management over cost control, rational and efficient investment in capital expenditure as well as the prominent economies of scale. In 2010, the Group's net cash generated from operating activities and free cash flow were approximately RMB231.4 billion and RMB107.0 billion, respectively. Total debt to total book capitalization ratio and interest coverage multiple remained at sound level. In 2010, along with the upgrading of China's sovereign credit rating, Moody's and Standard & Poor's further upgraded the Company's corporate credit rating to Aa3/Outlook Positive and AA-/Outlook Stable, respectively, the same as China's sovereign credit rating.

Underpinned by its consistently solid capital structure and financial strength as well as strong cash flow generating capability, the Group is well-positioned to manage risks and achieve sustainable healthy growth.

Financial Review

Operating Revenue Composition


4.4%
31.2%
2010
64.4%
4.4%
29.1%
2009
66.5%
Usage and monthly fees
Value-added services fees
Other operating revenue

Operating Revenue

In 2010, the Group has seen continuous stable growth in customer base, relatively rapid growth in voice usage volume, and prominent driving force of the value-added business on revenue. Operating revenue of the Group reached RMB485.2 billion, up 7.3% year-on-year. The Group consistently advocated and pursued rational competition and actively enhanced innovation. The Group is devoted to optimizing customer service system, building differentiated competitive advantages, vigorously exploring families and corporate customers, further developing the rural market, exploring the potentials of existing customers, and proactively retaining high-value customers. In 2010, the number of net additional customers for the Group was 61.73 million. In addition, the Group gradually advanced the adjustment of its tariff structure and the tariff for roaming and long distance calls, and effectively launched its specific marketing efforts in relation to voice usage, driving the voice usage volume to realize a relatively rapid growth. Total minutes of usage reached 3,461.6 billion minutes, up 18.6% year-on-year. The continuously strengthened customer base and the stable growth in voice usage volume guaranteed the sustainable revenue growth of the Group.

The Group actively conducted product innovation and business development for value-added business. Value-added businesses have shown sound development momentum and notable contribution to revenue growth. In 2010, revenue from value-added business grew 15.2% year-on-year to RMB151.4 billion, and revenue from value-added business to total operating revenue has risen to 31.2%. Although the SMS revenue recorded a slight decrease after years of rapid growth, it still maintains a sizeable scale and will have room for further development along with the expansion into businesses relating to the "Internet of Things". In 2010, the revenue of SMS reached RMB52.6 billion, representing 34.7% of value-added business revenue. There was a rapid growth of Mobile Internet Access business. The usage of Mobile Internet Access increased by 112.3% and its revenue reached RMB30.5 billion, up 49.4% over the previous year, contributing to 20.2% of value-added business revenue. The contribution of other data businesses, such as Wireless Music and MMS, to revenue also increased notably. "Fetion", Mobile Mailbox and 12580 Information Service Line also experienced a rapid growth. Revenue from other data businesses was approximately RMB38.1 billion, representing 25.1% of the Group's value-added business revenue. Overall revenue structure for value-added business was further optimized.

Value-added Services Fees

(RMB million)


2010
25.1%
34.7%
20.0%
▲15.2%
2009
24.8%
Voice value-added business
SMS business
Mobile Internet Access business
Other data businesses

Financial Review

Operating Expenses Structure


2010
40.8%
17.8%
68.9%
5.0%
4.5%
0.8%
2009
39.5%
17.7%
67.5%
4.8%
4.8%
0.7%
Leased lines
Interconnection
Depreciation
Personnel
Other operating expenses

Note: *Each of the above percentages represents the percentage of the operating expense to operating revenue.*

Leased Lines

(RMB million)


2010
3,897
▲29.6%
0.8%
2009
3,006
0.7%
Percentage of operating revenue

Operating Expenses

In order to strengthen the leading position of the Group in the mobile telecommunications industry and boost our future competitiveness, we consistently upheld our principles of rational investment, effective resource allocation, forward-looking planning and refined management in cost allocations. The Group reinforced the transformation of its operation towards centralization, standardization and informatization and made efforts to enhance our core competence. The Group implemented centralization in areas such as procurement, operation and maintenance, business support and financial management. Management efficiency was thereby enhanced and low cost, highly efficient operation was achieved. In 2010, operating expenses increased 9.6% year-on-year to approximately RMB334.5 billion, representing 68.9% of the total operating revenue. The scale advantage continued to be remarkable. Average operating expense per user per month was RMB50, declining by 2.6%. Average operating expense per minute was RMB0.097, declining by 7.6%. We commit to continuously enhancing refined management on cost effectiveness and optimizing the cost structure to enhance the efficiency and effectiveness of cost investment and achieve the best returns.

Leased Lines

With the Group's continuous effort in optimizing network structure and efficient utilization of new lines, the self-constructed and jointly-constructed lines reached a sizeable scale. The scale of leased lines had been relatively small. Following the operation of 3G business using TD wireless network leased from the parent company, the Group's TD network capacity leasing fees payable to its parent company were RMB578 million in 2010 and the leasing fees of Internet ports also increased as a result of the development of Internet business. In 2010, leased line expenses as a percentage of total operating revenue increased as compared to the previous year.

Interconnection

(RMB million)


2010
21,886
▲0.2%
4.5%
2009
21,847
4.8%
Percentage of operating revenue

Interconnection

In 2010, interconnection expenses slightly increased by RMB39 million from the previous year. The Group continued to increase its efforts in optimizing the network structure. Through effective marketing strategy, the Group reorganized and re-routed traffic volume. The proportion of intra-network voice usage volume continued to increase.

Financial Review


Depreciation
(RMB million)
2010
86,230
▲7.5%
17.8%
2009
80,179
17.7%
Percentage of operating revenue


Personnel
(RMB million)
2010
24,524
▲14.2%
5.0%
2009
21,480
4.8%
Percentage of operating revenue

Depreciation

In order to maintain the leading position and competitive advantages of our network, to better support the growth of customers and voice usage volume as well as to meet the development of various innovative data and information businesses, in particular to support the explosive growth in Mobile Internet Access business, the Group continued to invest in network construction and optimization, leading to a corresponding increase in depreciation expense by approximately RMB6.1 billion over the previous year. Despite the increase, our premium network enhanced customer loyalty and supported the sustainable development of our new businesses as well as our favorable financial results. In addition, the Group derived advantages from rational capital expenditures, ongoing optimization of investment structure and economies of scale, average depreciation expense per minute of voice usage decreased by 9.3% as compared to the previous year. This reflected a favorable return on investments.

Personnel

The Group continued to strengthen its effective personnel management and incentive mechanism and constantly enhance its human resource management. The Group has implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while appropriately controlling personnel expenses. In 2010, in order to support the sound business development, the Group further strengthened its personnel capabilities in various aspects, and recruited more employees. As at 31 December 2010, the Group had a total of 164,336 employees. Personnel expenses for 2010 were RMB24.5 billion. The ratio of personnel expenses to operating revenue increased slightly comparing to the previous year.

Financial Review

Other Operating Expenses
(RMB million)


2010
197,940
▲ 10.8%
40.8%
2009
178,583
39.5%
Percentage of operating revenue

EBITDA, Profit from Operations and Profit Attributable to Shareholders
(RMB million)


2010
239,382
119,640
▲ 4.5%
▲ 2.5%
▲ 3.9%
2009
229,023
115,166
EBITDA
Profit from operations
Profit attributable to shareholders

Other Operating Expenses

In 2010, other operating expenses (consisting primarily expenses for selling and promotion, network maintenance, operating lease, labor service expenses, bad debts, asset write-offs, administration and others) increased by approximately RMB19.4 billion over the previous year. In order to effectively respond to market competition and boost its future competitiveness, the Group reasonably increased its investments in sales channels, customer service, network optimization, system support and R&D to support the Group's continuous stable business growth. As a result, other operating expenses such as selling and promotion expenses, customer service expenses, network maintenance expenses and operating lease expenses increased accordingly. The number of labor sourced by third parties reached 313,143 as at 31 December 2010 and the associated expenses were RMB15.6 billion. In view of the Group's continuous efforts in monitoring customer credit and stringent control over defaults in payment by customers, the Group maintained its bad debt ratio at a relatively sound level of 0.83% in 2010. With the stable growth of the operating revenue, the Group further enhanced the cost effectiveness and efficiency, stringently controlled the increase in administrative costs, made great efforts to initiate the concept of all-personnel wealth management and endeavored to establish an operating system with low cost and high efficiency.

EBITDA, Profit from Operations and Profit Attributable to Shareholders

The Group continued to maintain a relatively high level of profitability in the industry. Margin of profit attributable to shareholders and EBITDA margin in 2010 reached 24.7% and 49.3%, respectively. Profit from operations was approximately RMB150.8 billion. EBITDA, profit attributable to shareholders and basic EPS were approximately RMB239.4 billion, RMB119.6 billion and RMB5.96, respectively. Along with the steady revenue growth, these results also reflected the Group's ongoing efforts in optimizing resource allocation and management efficiency in reducing operating expenses and in leveraging economies of scale. Overall operational efficiency and effectiveness of the Group continued to improve. We are committed to consistently achieving good profitability so as to create value for our shareholders.

Financial Review

Cash Flow
(RMB million)


2010
231,379
▲11.7%
2009
207,123
Net cash generated from operating activities
Free cash flow

FUND MANAGEMENT, CASH FLOW, CAPITAL STRUCTURE AND CREDIT RATING

Fund Management and Cash Flow

The Group consistently upheld prudent financial principles and strict fund management policy. In order to strengthen the safe custody of cash, enhance fund efficiency and reduce cost of capital, the Group continued to reinforce its centralized fund management function and make appropriate allocations of overall funds, thereby enhancing the Group's ability to effectively deploy internal funds with maximum utilization rate. Through highly centralized management of our investments and financing, as well as strict control over equity investments, the Group's funds were safeguarded.

In 2010, the Group continued generating strong cash flow. The Group's net cash generated from operating activities was approximately RMB231.4 billion and free cash flow was RMB107.0 billion. As at the end of 2010, the Group's total cash and bank balances were RMB292.3 billion, of which 98.7%, 0.2% and 1.1% were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively. The steady fund management and sufficient cash flow further provided a solid foundation for the long-term development of the Group.

Capital Structure

As at the end of 2010, the sum of the Group's long-term and short-term debts was approximately RMB34.2 billion in the aggregate, and its total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and shareholders' equity) was 5.6%, reflecting the fact that the Group's financial position continued to remain at a sound level.

Of the total borrowings, 30.8% were denominated in RMB (consisting primarily of RMB bonds), and 69.2% were denominated in U.S. dollar (consisting primarily of the balances of the deferred consideration for the acquisition of the eight and the ten provincial telecommunications operators). Approximately 83.9% of the Group's borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group in 2010 was approximately 2.68%. The effective interest coverage multiple (ratio of profit before interest and tax to finance costs) was about 171 times. This reflected the prudent financial risk management principle that was consistently adopted by the Group, as well as its strong cash flow and sound repayment capabilities.

Financial Review

Credit Rating


Aa3 AA-
A1 A+
A2 A
A3 A-
Baa1 BBB+
Baa2 BBB
Moody's Standard & Poor's
2002 2003 2004 2005 2006 2007 2008 2009 2010
Moody's
Standard & Poor's

Credit Rating

In 2010, along with the upgrading of China's sovereign credit rating, Moody's and Standard & Poor's upgraded the Company's corporate credit rating. At present, the Company is rated Aa3/Outlook Positive by Moody's and AA-/Outlook Stable by Standard & Poor's, which are the same as China's sovereign credit rating. These ratings demonstrated that the Group's sound financial strength, favorable business opportunities and solid financial management have established wider and deeper market recognition.

Dividends

In the view of the Company's good profitability in 2010 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.597 per share for the financial year ended 31 December 2010 in accordance with the dividend payout ratio of 43% planned for the full year of 2010. This, together with the interim dividend of HK$1.417 per share that was paid in 2010, amounts to an aggregate dividend payment of HK$3.014 per share for the full financial year of 2010.

In 2011, taking into consideration various relevant factors such as the Company's overall financial condition, ability to generate cash flow and the need for future sustainable development, the Company plans the dividend payout ratio for the full year of 2011 to be 43%.

The Board is of the view that the Company's good profitability and strong ability to generate cash flow will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return.

Conclusion

We will consistently uphold prudent financial principles and strictly monitor and control the financial risks, striving for stable profitability and robust cash generating capability. In addition, we will focus on forward-looking resource allocation optimization and maintain solid capital structure, aiming to continuously creating value for our shareholders.

Dividends

(HK$)


2010 1.417 1.597 3.014
2009 1.346 1.458 2.804
Interim Dividend
Final Dividend

Corporate Governance Report



Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. With respect to the key participants involved in the practice of good corporate governance, including shareholders, board of directors and its committees, management and staff, internal audit, external auditors and other stakeholders (including our customers, communities, peers, regulatory authorities, etc.), we have established and improved various policies, internal controls and other management mechanisms.

We believe that corporate governance goes hand in hand with corporate culture. High standard of corporate governance is built on good corporate culture. Corporate governance principles and policies can only be applied effectively and consistently when a corporate culture that emphasizes honesty and integrity is built. Our core value is Responsibility Makes Perfection and our goal is to achieve a harmonious development between enterprise and industry, enterprise and society, and enterprise and environment.

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the financial year ended 31 December 2010, except for the following, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set forth in Appendix 14 to the Hong Kong Listing Rules.

Before 19 August 2010, the roles of Chairman and Chief Executive Officer of the Company had been held by Mr. Wang Jianzhou. However, with effect from that day, Mr. Wang Jianzhou has ceased to be the Chief Executive Officer and remains as Executive Director and Chairman of the Company. Mr. Li Yue, Executive Director and Vice President of the Company, has been re-designated as Executive Director and Chief Executive Officer of the Company.

SHAREHOLDERS

The Company's controlling shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2010, indirectly held approximately 74.21% of the Company's share capital through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining share capital of approximately 25.79% was held by public investors.

The Company uses a number of formal channels to account to shareholders for the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations.

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address any questions raised by shareholders. The last annual general meeting (the "AGM") of the Company was held on 12 May 2010 in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- the approval of the audited financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2009 (99.9959%);
- the re-election of Mr. LI Yue, Mr. LU Xiangdong, Mdm. XIN Fanfei, Mr. Frank WONG Kwong Shing as directors (94.2899% to 99.9647%);
- the re-appointment of KPMG as auditors and authorizing the Board to determine its remuneration (99.9911%).

All resolutions were duly passed at this AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEx on the day of the meeting.

The following table lists the key dates for our shareholders in the 2011 financial year. We will notify shareholders as soon as possible in case there is any change to the dates.

FY 2011 SHAREHOLDERS' CALENDAR

16 March	Announcement of 2010 final results and final dividend
7 April	Upload of 2010 annual report on the Company website
8 April	Despatch of 2010 annual report to shareholders
19 May	2011 Annual General Meeting
Early June	Payment of 2010 final dividend
Mid-August	Announcement of 2011 interim results and interim dividend
End of September	Payment of 2011 interim dividend

THE BOARD OF DIRECTORS AND THE BOARD COMMITTEES

The key responsibilities of the Board include, among other things, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management and supervising the management's performance, while day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision), and is directly responsible for formulating the Company's corporate governance guidelines.

The Board currently comprises 12 directors, namely Mr. WANG Jianzhou (Chairman), Mr. LI Yue, Mr. LU Xiangdong, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia, Mr. LIU Aili, Madam XIN Fanfei and Mr. XU Long as executive directors, Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as independent non-executive directors. Their biographies are presented on pages 7 to 11 of this annual report and on the Company's website. To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases Directors' and Officers' liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.

Corporate Governance Report

The Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at annual general meetings of the Company every three years. In 2011, the Company has received a confirmation of independence from each of the independent non-executive directors, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, and considers them to be independent. The Company has also received acknowledgements from the directors of their responsibility for preparing the financial statements and a representation by the auditors of the Company about their reporting responsibilities.

Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2010, the Board met on six occasions and the directors' attendances at the meetings are as follows:

Directors	Number of meetings attended / Number of meetings held			
	Board of directors	Audit committee	Remuneration committee	Nomination committee
Independent non-executive directors				
Dr. LO Ka Shui	6/6	4/4	2/2	2/2
Mr. Frank WONG Kwong Shing	6/6	4/4	2/2	2/2
Dr. Moses CHENG Mo Chi	5/6	4/4	1/2	1/2
Non-executive directors				
Mr. Nicholas Jonathan READ*	4/5	–	–	–
Executive directors				
Mr. WANG Jianzhou (Chairman)	6/6	–	–	–
Mr. LI Yue	6/6	–	–	–
Mr. LU Xiangdong	5/6	–	–	–
Mr. XUE Taohai	6/6	–	–	–
Mdm. Huang Wenlin	6/6	–	–	–
Mr. SHA Yuejia	5/6	–	–	–
Mr. LIU Aili	5/6	–	–	–
Mdm. XIN Fanfei	6/6	–	–	–
Mr. XU Long	6/6	–	–	–

* *Mr. Nicholas Jonathan READ resigned from the position as non-executive director on 22 September 2010.*

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 7 to 11 of this annual report and on the Company's website.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except for the interests disclosed in the report of the directors on page 53 of this annual report, none of the directors had any other interest in the shares of the Company as at 31 December 2010. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2010 and 31 December 2010.

The Board currently has three principal board committees, which are the audit committee, the remuneration committee and the nomination committee, and all of which are comprised solely of independent non-executive directors. Each of the Board committees operates under its Terms of Reference. The Terms of Reference of each of the board committees are available on the Company's website and can be obtained from the Company Secretary by written request.

Audit Committee

Membership

The current members of the Company's audit committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent directors. All members of our audit committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The audit committee's primary responsibilities include, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, developing and implementing policies on the engagement of external auditors to provide non-audit services, monitoring the financial statements of the Company and the completeness of the Company's reports and financial statements and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2010

In 2010, the audit committee met on four occasions where all members attended all meetings. Among other things, the audit committee:

- reviewed the Company's financial statements and results announcement for the year 2009, and the report of the directors and financial review for the year 2009;
- reviewed the interim report and the interim results announcement of the Company for the six months ended 30 June 2010;
- approved the budgets and remuneration of the external auditors;
- approved the 2010 project summary and plan of the internal audit department and budget for external engagement;
- approved the Company's 2009 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission;
- approved the assessment report on the disclosure controls and procedures;
- reviewed and approved the progress report in relation to the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act") Section 404 compliance project;
- reviewed the Company's compliance with relevant laws and regulations; and
- discussed various internal audit reports.

Remuneration Committee

Membership

The current members of the Company's remuneration committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent directors.

Responsibilities

The primary responsibilities of the remuneration committee include, among other things, determining the remuneration packages of all executive directors and senior management, making recommendations to the Board on the remuneration of non-executive directors, reviewing and approving performance based remuneration, ensuring that no director or any of his or her associates is involved in deciding his or her own remuneration, and making recommendations to the Board on the Company's policy and structure for remuneration of employees, including salaries, incentive schemes and other stock option plans.

Work Done in 2010

In 2010, the remuneration committee met twice, during which the committee reviewed and approved the 2009 performance-linked annual bonus and re-designation of directors.

Nomination Committee

Membership

The current members of the Company's nomination committee are Dr. LO Ka Shui (Chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent directors.

Responsibilities

The primary responsibilities of the nomination committee include, among other things, reviewing on a regular basis the structure, size and composition of the Board, identifying individuals suitably qualified to become board members, and assessing the independence of independent non-executive directors.

Work Done in 2010

In 2010, the nomination committee met twice, during which the committee approved the removal and re-designation of directors.

REMUNERATION, APPOINTMENT AND ROTATION OF DIRECTORS

At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is tied to the attainment of key performance indicators or targets. In terms of long term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload as non-executive directors and members of the board committees of the Company.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The nomination committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates with diligence and care individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment.

Corporate Governance Report

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

MANAGEMENT AND EMPLOYEES

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our CEO and other members of the senior management is set out in the biographies of directors and senior management on pages 7 to 11 of this annual report and on the Company's website.

Management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conduct and deterring wrongdoing, the Company, in 2004, adopted a code of ethics, which is applicable to our Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. Under the code of ethics, in the event of a breach of such code, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. Securities and Exchange Commission as an exhibit to our Annual Report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from the Company's website.

To prevent and penalize corruption and bribery, we further improved our anti-corruption system by promulgating a range of rules and methods specifying senior executives' authority limits, as well as various fundamental policies on inspection, performance monitoring, honest culture, commitment for honest conduct, and bidding and non-bidding procurement monitoring. We are dedicated to continuous improvement on our management system and business processes and monitoring of their implementation.

INTERNAL AUDIT

The internal audit department of the Company conducts independent, objective supervision and assessment, and provides consulting services, in respect of the appropriateness, compliance and effectiveness of the Company's operational activities and internal controls by applying systematic and standardized auditing procedures and methods, and assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the Audit Committee which, in turn, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of conducting their work.

The internal audit department of the Company establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the internal audit department formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial audit, internal control audit, risk assessment, audit investigation and consultancy services. For financial audit, the internal audit department audits and assesses the truthfulness, accuracy, compliance and efficiency of the Company's financial activities and financial information as well as the management and utilization of the Company's capital and assets. For internal control audit, the internal audit department audits and assesses the effectiveness in the design and implementation of the Company's internal control system. At the same time, the internal audit department evaluates and assesses the risk management and control in the Company's business processes and management mechanisms, and conducts special projects and investigations in response to requests from the Company's management or the Audit Committee or if otherwise required. According to the requirements under Section 404 of the SOX Act, the internal audit department of the Company organizes and performs internal audit tests on the internal control over financial reporting of the Company, providing assurance for the Company's management in its issuance of the internal control assessment report.

Corporate Governance Report

The internal audit department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the time. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

In addition, without prejudice to its independence, if requested by the Company's management and as required by business needs, the internal audit department provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company's decision-making and operational management.

In 2010, with its strength and value significantly enhanced, the internal audit department of the Company effectively played its roles of supervision, assessment and service:

- Amended and issued the "China Mobile Internal Audit Charter" to further clarify the mission, function and power of internal audit and to improve the core concept of the internal audit, providing assurance for the overall upgrading of the Company's internal audit;

- Conducted an overall risk-oriented assessment on business management procedures and key points which integrates the Company's management focus, with emphasis on the audit and evaluation of corporate customers and customer services management of our subsidiaries, to further enhance procedure optimization and customer service levels;

- Optimized the organization and management of internal tests for compliance with the SOX Act, further optimized the testing techniques and methods to enhance the professionalism of the tests, implemented strict quality control over the entire process of the tests to ensure and enhance its quality, efficiency and effectiveness;

- Strengthened the monitoring and assessment of the efficiency and effectiveness of our fundamental management by investigating its weak or inefficient sections, promoted better cost controls and refined management for our subsidiaries to further achieve cost-efficient operations;

- Fully applied our internal audit information system to strengthen the support for auditing and organizational management, achieved more accurate and timely statistical analysis and sharing of audit information, and fully improved the quality and management of internal audit.

EXTERNAL AUDITORS

The Company engaged KPMG as statutory auditors of the Company. In 2010, the principal services provided by KPMG included:

- review of interim consolidated financial statements of the Group;

- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and

- audit of the effectiveness of the Company's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, KPMG was also engaged in providing other non-audit services to the Group which were permitted under Section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by KPMG to the Group (refer to note 5 to financial statements for details):

	2010 **_RMB million_**	2009 _RMB million_
Audit fees[1]	**83**	80
Non-audit fees[2]	**12**	9

1 *Including the fees rendered for the audit of internal control over financial reporting as required by SOX Act Section 404.*

2 *Including the fees for tax services, SOX Act Section 404 advisory services and other IT related advisory services.*

OTHER STAKEHOLDERS

Good corporate governance practices require due concerns for the impact of our business decisions on our shareholders as well as other relevant parties such as customers, local communities, peers and regulatory authorities. Our 2010 Sustainability report, which is issued together with this annual report, explains our philosophy on corporate social responsibility and our performance with respect to social and environmental management in 2010. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to employees, customers, environment, the local communities and other stakeholders.

In 2010, we further integrated our CSR practice with sustainable development, and actively participated in resolutions of major global sustainable development issues such as climate change and poverty reduction. Meanwhile, we further improved the assessment method and criteria for sustainable development indicators and issued the Provincial Sustainability Evaluation Method so as to build a long-term mechanism for sustainability evaluation and improvement. In 2010, for the third consecutive year, we were recognized on the Dow Jones Sustainability Indexes. The Company was also admitted into the Hang Seng Corporate Sustainability Index Series that was officially released on 15 July 2010. These recognitions affirm our position as a socially-responsible corporation and our commitment towards pursuing sustainability.

INTERNAL CONTROLS

The Board conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and that the assets of the Company are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public.

According to the provisions of Section 404 of the SOX Act, our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework of the Committee of Sponsoring Organizations (COSO) of the Treadway Commission titled Internal Control-Integrated Framework in establishing a stringent internal control system over financial reporting, refined the routine management mechanism of internal controls and effectively guarded against the risks of misstatement, omission and fraud in financial reporting. Meanwhile, pursuant to external regulatory requirements and the development of businesses and internal management processes, we reviewed the reasonableness and effectiveness of our internal control designs covering business strategy, finance, operations, marketing, legal compliance and other areas. We also explored the idea to establish a comprehensive risk management system framework which integrates internal control and risk management requirements, focusing on high risk areas and key controls of business operations. Furthermore, we actively promoted the application of management information system for internal control. Through this management information system, the Company is able to keep itself abreast of the status of internal control compliance in each business unit, enhance management efficiency, and hence reinforce the accountability of internal controls.

Based on the evaluation conducted, the management believes that, as of 31 December 2010, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2010, the Company's disclosure controls and procedures were effective at a reasonable assurance level.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE NYSE'S LISTING STANDARDS

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules. The Company currently has three independent directors out of a total of 12 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The Board is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officers, principal financial officers, principal accounting officers or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's Chief Executive Officer is not required, under the applicable Hong Kong law, to make similar certifications.

CONTINUOUS EVOLVEMENT OF CORPORATE GOVERNANCE

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an on-going basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Human Resources Development

In 2010, being in close connection with the corporate strategic goal and its needs for business development, the Group's human resources work focused on the full-service business, supported new development, reform and innovation to achieve effectiveness. Throughout 2010, the Group's human resources work was carried out with a focus on responding to and supporting the competition on innovation of full-service business. By optimizing its organizational structure, establishing its core talent team and enhancing its systems and mechanisms, the Company enhanced its management efficiency and organizational capabilities and promoted and built up its new competitive advantage in human resources under the new environment, all of which strongly supported the achievement of the Company's strategies and business objectives.

In 2010, the Group made a forward-looking plan on human resources work in order to strengthen the capabilities of leading the reform and supporting the business, adapt to the internal and external environment and promote the development of the employees. The Group issued the *Blue Paper of China Mobile Human Resources Strategic Plan for 2010-2012*, and studied and formulated the *Report on Sub-Planning for Human Resources Management*. The Group fully optimized its management system, modified and optimized its organizational structure and consolidated the fundamental employment management system. The Group also stepped up its efforts in the exchange and competitive selection of executives and enhanced the establishment of leadership. By optimizing the talents structure, improving the qualities of the employees, promoting the establishment of its core talent team, the Group improved its competitive advantage in key talents. The Group comprehensively improved the qualities of its corporate human resources and carried out the enhancement of training system in a pragmatic manner. The Group developed a fair environment for regulating employment and labor management and enhanced employment efficiency. Furthermore, the Group perfected and optimized the internal allocation mechanism and established a comprehensive remuneration management system. According to the results of a survey conducted in 2010 by Universum Communications, an internationally well-known employer brand management company, China Mobile was ranked first on the list of ideal employers by technical university students in Mainland China and second on the list of ideal employers by business university students in Mainland China.

The Group has persistently held in high regard the relationship with its employees, it implemented the *Labor Contract Law* in earnest and proactively built harmonious labor relations, and has enhanced the labor efficiency and promoted the sustainable development of the Group by establishing a fair, equal, efficient and flexible labor mechanism within the Group. In order to create a comfortable atmosphere to communicate with the employees and understand their views on key management issues of the Group and on human resources management, the Group conducted a survey among the employees in 2010, the questionnaire of the survey focused on dimensions such as full-service business, customer orientation, employees' stress level, teamwork, performance management and career development. The expected objective to examine the effectiveness of management was achieved through the survey, which effectively formed the closed-loop management featuring "survey – improvement – resurvey". Various indicators and results of dimensions from this survey outperformed the external market levels.

By optimizing the training system, strengthening the overall planning on training, commencing the study on the appraisal system of training and strengthening the planning and guidance on training, the Group promoted balanced development and overall enhancement in terms of training. In 2010, the Group provided training to employees for 898,000 person times, out of which 8,434 person times were for senior– and– middle management. The average training hours for each employee were 59 hours. A team of 60 trainers within the Group's headquarter was established to serve as the basis for an internal trainer team with high quality, appropriate scale and reasonable structure. The Group continued to facilitate the application of on-line learning and clarified the management responsibility and operating mode of on-line college so as to provide a safeguard for its effective evolvement, which also served more efficiently as a learning platform for employees at all times. 300,000 person times of on-line learning have been provided to the employees of the Group and the average learning hours for each employee were more than 30 hours.

Human Resources Development

In 2011, the Group will face consistently tough challenges in its development, and strategic adjustment and business transformation will impose new requirements on internal management. The work model of the Group's human resources function shall adapt to changes in order to consistently improve the centralization level and achieve higher efficiency and lower cost in human resources management. In close connection with the changes of the full-service business operation environment, guided by the Company's strategy and business development with "management efficiency" and "results orientation" as its objectives, and reformation, innovation, diversification and differentiation as its strategies, the Group will emphasize on cultivation both within and outside the Group and achieve a balanced development. The Group will devise overall forward-looking strategy, optimize the organizational structure, rationally allocate human resources, promote the integration of labor and employment, adjust the internal distribution pattern, expand the room of development for talents, improve the employees' perception and build organizational capability with higher performance, so as to develop a new competitive advantage in human resources in support of its full-service business operations.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2010.

PRINCIPAL ACTIVITIES

The Group's principal activity is providing mobile telecommunications and related services in thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2010.

Purchases from the largest supplier for the year represented 11% of the Group's total purchases. The five largest suppliers accounted for an aggregate of 34% of the Group's purchases in 2010. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, the Group's associates and jointly controlled entity as at 31 December 2010 are set out in notes 18, 19 and 20, respectively, to the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2010 and the state of the Company's and the Group's financial affairs as at that date are set out in the financial statements on pages 65 to 132.

DIVIDENDS

The Board is of the view that the Company's good profitability and strong ability to generate cashflow will continue to support the future sustainable development of the Company, while providing shareholders with a favorable return. In view of the Company's good profitability in 2010 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.597 per share for the financial year ended 31 December 2010 in accordance with the dividend payout ratio of 43% planned for the full year of 2010. This, together with the interim dividend of HK$1.417 per share that was paid in 2010, amounts to an aggregate dividend payment of HK$3.014 per share for the full financial year of 2010. Taking into consideration various relevant factors such as the Company's overall financial condition, ability to generate cash flow and the need for future sustainable development, the Company plans the dividend payout ratio for the full year of 2011 to be 43%.

DONATIONS

Donations made by the Group during the year amounted to RMB60,766,897 (2009: RMB143,710,962).

PROPERTY, PLANT AND EQUIPMENT

Changes to the property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

Report of Directors

SHARE CAPITAL AND SHARE OPTION SCHEME

Details of the Company's share capital and share option scheme are set out in note 36 to the financial statements and the paragraph "Share option schemes" below, respectively.

BONDS

Details of the bonds of the Group are set out in note 31 to the financial statements.

RESERVES

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 36 to the financial statements.

DIRECTORS

The directors during the financial year were:

Executive directors:

WANG Jianzhou *(Chairman)*	
ZHANG Chunjiang *(Vice Chairman)*	(removed on 7 January 2010)
LI Yue	
LU Xiangdong	
XUE Taohai	
HUANG Wenlin	
SHA Yuejia	
LIU Aili	
XIN Fanfei	
XU Long	

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

Non-executive director:

Nicholas Jonathan READ	(resigned with effect from 22 September 2010)

In accordance with Article 97 of the Company's Articles of Association, Mr. XUE Taohai, Madam HUANG Wenlin, Mr. XU Long and Dr. LO Ka Shui will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("**Directors for Re-election**") are set out on pages 7 to 11. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election as set out in the paragraph "Share option schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("**SFO**").

Dr. LO Ka Shui was appointed as an independent non-executive director of the Company since April 2001. He has over 30 years of business experience in Hong Kong and overseas and is a highly valued and respected member of the Board of Directors. He is also the chairman of the Audit Committee, the Remuneration Committee and the Nomination Committee. Each year, Dr. LO Ka Shui provided the Company with a confirmation of his independence in accordance with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**") and it is the belief of the Board of Directors that Dr. LO Ka Shui is independent. Not only is he fully able to discharge his duties as an independent non-executive Director of the Company, he will also continue to provide leadership to the various Board committees. Accordingly, the Board of Directors is of the view that the re-election of Dr. LO Ka Shui as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board of Directors and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. Dr. LO Ka Shui is also entitled to an additional annual fee of HK$325,000 as chairman of the Audit Committee, the Remuneration Committee and the Nomination Committee. In addition, for the financial year ended 31 December 2010, Mr. XUE Taohai, Madam HUANG Wenlin and Mr. XU Long received annual remuneration, including retirement scheme contributions, of HK$1,194,000, HK$1,194,000 and HK$1,182,000, respectively, plus a discretionary bonus as determined by the Board of Directors with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTEREST AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option schemes" below. These share options were granted pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2010, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEMES

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "**Scheme**") was adopted to replace an old share option scheme established on 8 October 1997 (the "**Old Scheme**") and the Old Scheme was terminated. The Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "**Participants**"), thereby incentivising the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10% limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options were granted under the Old Scheme thereafter. As at 31 December 2010, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Scheme is 1,476,767,598, representing approximately 7.36% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

The exercise price of the options granted under the Scheme shall be determined by the Board at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the Company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2010.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Report of Directors

As at 31 December 2010, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
WANG Jianzhou	475,000	475,000	21 December 2004	–	–	26.75
	970,000	970,000	8 November 2005	–	–	34.87
LI Yue (also the chief executive officer)	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LU Xiangdong	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
XUE Taohai	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
SHA Yuejia	7,000	7,000	3 July 2002	–	–	22.85
	82,575	82,575	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LIU Aili	82,600	82,600	28 October 2004	–	–	22.75
	141,500	141,500	8 November 2005	–	–	34.87
XU Long	117,000	117,000	28 October 2004	–	–	22.75
	254,000	254,000	8 November 2005	–	–	34.87
LO Ka Shui	400,000	400,000	8 November 2005	–	–	34.87
Frank WONG Kwong Shing	400,000	400,000	8 November 2005	–	–	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	–	–	34.87
Employees	33,451,909	29,997,239	3 July 2002	–	3,454,670	22.85
	119,656,204	118,704,584	28 October 2004	–	951,620	22.75
	267,555,280	267,391,975	8 November 2005	–	163,305	34.87
		423,005,473	*(Note (a))*			

Notes:

(a) *The total number of shares involved in the options outstanding at the end of the year represents 2.11% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.*

(b) *No options to subscribe for shares in the Company was granted to the directors of the Company in 2010.*

(c) *Particulars of share options:*

Date of grant	***Exercise period***
3 July 2002	*3 July 2004 to 2 July 2012 (in respect of 50% of the options granted)* *3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)*
28 October 2004	*28 October 2005 to 27 October 2014 (in respect of 40% of the options granted)* *28 October 2006 to 27 October 2014 (in respect of 30% of the options granted)* *28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)*
21 December 2004	*21 December 2005 to 20 December 2014 (in respect of 40% of the options granted)* *21 December 2006 to 20 December 2014 (in respect of 30% of the options granted)* *21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)*
8 November 2005	*8 November 2006 to 7 November 2015 (in respect of 40% of the options granted)* *8 November 2007 to 7 November 2015 (in respect of 30% of the options granted)* *8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)*

Details of share options exercised during the year:

Period during which share options were exercised	**Exercise price HK$**	**Weighted average closing price per share immediately before dates of exercise of options HK$**	**Proceeds received HK$**	**Number of shares involved in the options**
4 January 2010 to 31 December 2010	22.85	79.24	78,939,210	3,454,670
5 January 2010 to 31 December 2010	22.75	78.76	21,649,355	951,620
6 January 2010 to 30 December 2010	34.87	78.82	5,694,445	163,305

SHARE OPTION SCHEME OF ASPIRE HOLDINGS LIMITED ("ASPIRE")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "**Aspire Scheme**") was adopted. The Aspire Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "**Aspire Participants**"), thereby incentivising the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "**Aspire Shares**").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10% of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10% limit. As at 31 December 2010, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10% of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the board of directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20% to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10% of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(a) 50% of any options granted shall be exercisable: (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50% of such options shall be exercisable 3 years after the initial 50% of the options become exercisable.

As at 31 December 2010, the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise price US$
Employees of Aspire*	4,225,000	3,925,000	18 February 2003	*(Note (2))*	300,000	0.298
	170,000	160,000	18 April 2003	*(Note (2))*	10,000	0.298
	1,740,000	1,660,000	16 September 2003	*(Note (2))*	80,000	0.298
	1,145,000	815,000	18 March 2004	*(Note (2))*	330,000	0.298
	235,000	75,000	28 May 2004	*(Note (2))*	160,000	0.298
		6,635,000	*(Note (1))*			

* *During the year ended 31 December 2010, no share options have been granted under the Aspire Scheme for the directors and chief executive of the Company.*

Notes:

(1) *The total number of shares involved in the options outstanding at the end of the year represents 0.71% of the issued share capital of Aspire as at the date of this report.*

(2) (a) *50% of the options granted to a particular employee are exercisable between the period:*

— *commencing on the later of:*

(i) *2 years after the commencement of employment of that employee or the option offer date (as the case may be); or*

(ii) *the listing of the shares of Aspire; and*

— *ending on the date falling 10 years from the option grant date; and*

(b) *the remaining 50% of such options shall be exercisable between the period commencing 3 years after the initial 50% of the options become exercisable and ending on the date falling 10 years from the option grant date.*

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2010.

Share options involving 880,000 Aspire Shares have been cancelled during the year ended 31 December 2010.

The options granted are not recognized in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favor of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

PRE-IPO SHARE OPTION SCHEME OF CHINA MOBILE HONG KONG COMPANY LIMITED

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as "China Mobile Peoples Telephone Company Limited") ("**CMHK**") on 4 March 2004, the pre-IPO share option scheme (the "**CMHK Pre-IPO Scheme**") was adopted to incentivize the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the scheme. There were 70,000 shares involved in the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2010. All the share options outstanding at the beginning of the year were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year. No share options were cancelled or lapsed during the year. The share options outstanding as at 31 December 2010 were held by 7 individuals, 6 of whom have left the employment of CMHK.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2010 amounting to 5% or more of the ordinary shares in issue:

		Ordinary shares held directly	**Ordinary shares held indirectly**	**Percentage of total issued share capital**
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	74.21%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	74.21%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	74.21%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2010, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 336 of the SFO as having an interest in 5% or more of or any short position in the issued share capital of the Company.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 37 to the financial statements.

For the financial year ended 31 December 2010, the following continuing connected transactions (the "**Continuing Connected Transactions**") have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC have not exceeded RMB1,600 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;

(2) telecommunications service charges, prices of transmission towers and spare parts purchased and the charges for related installation and maintenance services paid by the Group to CMCC have not exceeded RMB4,400 million. The telecommunications service charges, prices of transmission towers and spare parts purchased and the charges for related installation and maintenance services are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates;

(3) settlement charges paid by the Company to China TieTong Telecommunications Corporation ("**TieTong**"), wholly-owned subsidiary of CMCC, in respect of calls made or received by their respective customers have not exceeded RMB480 million and the settlement charges received by the Company from TieTong in respect of calls made or received by their respective customers were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The rates for the settlement charges payable and receivable by the Company to and from TieTong are based on the previous interconnection settlement agreements entered into between TieTong and CMCC;

(4) leasing fees paid by the Company to CMCC for the leasing by the Company from CMCC of the TD-SCDMA network capacity have not exceeded RMB2,000 million. The leasing fees are determined on a basis that reflects the Group's total usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity; and

(5) service charges paid by the Company to CMCC for sales channel utilization and for the cooperation in the provision of Basic Telecommunications Services and Value-Added Telecommunications Services to customers of the Company have not exceeded RMB1,600 million. The aggregate amount of charges received by the Company for services provided to CMCC under the Telecommunications Services Cooperation Agreement for the year ended 31 December 2010 were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The service charges for agency services are determined with reference to market prices after taking into consideration the actual volume of agency services provided by CMCC and performance indicators such as total sales being recognized and additional number of customers acquired as a result of the provision of agency services by CMCC. The service charges in respect of business cooperation are determined with reference to government fixed price or guidance price and where there is no government fixed price or guidance price, market price, and after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided.

The transactions referred to in paragraphs (1) and (2) above were entered into pursuant to the 2008–2010 property leasing and management services agreement dated 13 December 2007 between the Company and CMCC (the "**2008–2010 Property Leasing Agreement**") and the 2008–2010 telecommunications services agreement dated 13 December 2007 between the Company and CMCC (the "**2008–2010 Telecommunications Services Agreement**"), respectively. The entering into of the 2008–2010 Property Leasing Agreement and the 2008–2010 Telecommunications Services Agreement was announced by the Company on 13 December 2007. The 2008–2010 Property Leasing Agreement and the 2008–2010 Telecommunications Services Agreement expired on 31 December 2010 and the arrangements under these agreements have been renewed by the parties to such agreements entering into the 2011–2013 Property Leasing Agreement and the 2011–2013 Telecommunications Services Agreement. The entering into of these agreements and their terms were announced by the Company on 21 December 2010.

The transactions referred to in paragraph (3) above were entered into pursuant to the tripartite agreement among the Company, CMCC and TieTong dated 13 November 2008 (the "**Tripartite Agreement**"). The entering into of the Tripartite Agreement was announced by the Company on 13 November 2008. The Tripartite Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010 and (ii) on 21 December 2010 for a period of one year from 1 January 2011.

The transactions referred to in paragraph (4) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the "**Network Capacity Leasing Agreement**"). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010 and (ii) on 21 December 2010 for a period of one year from 1 January 2011.

The transactions referred to in paragraph (5) above were entered into pursuant to the telecommunications services cooperation agreement between the Company and CMCC dated 6 November 2009 (the "**Telecommunications Services Cooperation Agreement**"). The entering into of the Telecommunications Services Cooperation Agreement was announced by the Company on 6 November 2009. The Telecommunications Services Cooperation Agreement has been renewed for a period of one year from 1 January 2011 and the renewal was announced by the Company on 21 December 2010.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

(A) have received the approval of the Board;

(B) were in accordance with the pricing policy as stated on pages 58 to 59 of this annual report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits set out above for the financial year ended 31 December 2010.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

BANK AND OTHER LOANS

Particulars of bank and other loans of the Group as at 31 December 2010 are set out in note 31 to the financial statements.

FINANCIAL SUMMARY

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 133 to 135 of this annual report.

EMOLUMENT POLICY

The Group has always emphasized the importance of recruiting, incentivising, developing and retaining its employees, paid close attention to the external competitiveness and internal equity of its remuneration structure, as well as, the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management in order to continue to maintain the sustainable development of the enterprise's competitiveness. Employees' remuneration comprised a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph "Share option schemes" above.

EMPLOYEE RETIREMENT BENEFITS

Particulars of the employee retirement benefits of the Group are set out in note 34 to the financial statements.

PUBLIC FLOAT

As at the date of this annual report and based on the information that is publicly available to the Company and within the knowledge of the directors of the Company, the Company has maintained the prescribed public float under the Hong Kong Listing Rules and as agreed with the Stock Exchange.

AUDITORS

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the Board

Wang Jianzhou
Chairman

Hong Kong, 16 March 2011

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Thursday, 19 May 2011 at 10:00 a.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2010.

2. To declare a final dividend for the year ended 31 December 2010.

3. To re-elect Directors.

4. To re-appoint Auditors and authorize the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(1) the conclusion of the next annual general meeting of the Company; or

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

Notice of Annual General Meeting

6. "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

   (a) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

   (b) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By Order of the Board

Wong Wai Lan, Grace
Company Secretary

8 April 2011

Notice of Annual General Meeting

Notes:

1 *Any member entitled to attend and vote at the above Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.*

2 *In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.*

3 *A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.*

4 *The Board of Directors has recommended a final dividend of HK$1.597 per share for the year ended 31 December 2010 and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 3 June 2011 to those shareholders whose names appear on the Company's register of members on 19 May 2011. Shareholders should read the announcement issued by the Company on 16 March 2011 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend.*

5 *The register of members of the Company will be closed from 17 May 2011 to 19 May 2011 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 16 May 2011.*

6 *Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2010 Annual Report.*

Independent Auditor's Report

KPMG

Independent auditor's report
to the shareholders of China Mobile Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") set out on pages 65 to 132, which comprise the consolidated and company balance sheets as at 31 December 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of the affairs of the Company and of the group as at 31 December 2010 and of the group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

16 March 2011

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2010
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Operating revenue (Turnover)	3		
Usage and monthly fees		312,349	300,632
Value-added services fees		151,435	131,434
Other operating revenue		21,447	20,037
		485,231	452,103
Operating expenses			
Leased lines		3,897	3,006
Interconnection		21,886	21,847
Depreciation	14(a)	86,230	80,179
Personnel	4	24,524	21,480
Other operating expenses	5	197,940	178,583
		334,477	305,095
Profit from operations		150,754	147,008
Other net income	6	2,336	1,780
Non-operating net income	7	685	359
Interest income		5,658	5,940
Finance costs	8	(902)	(1,243)
Share of profit of associate		558	–
Share of loss of jointly controlled entity	20	(18)	(8)
Profit before taxation		159,071	153,836
Taxation	11(a)	(39,047)	(38,413)
PROFIT FOR THE YEAR		120,024	115,423
Other comprehensive income for the year			
Exchange differences on translation of financial statements of overseas entities		(135)	42
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		119,889	115,465

Consolidated Statement of Comprehensive Income (Continued)

for the year ended 31 December 2010
(Expressed in Renminbi)

	Note	**2010 RMB million**	2009 RMB million
Profit attributable to:			
Equity shareholders of the Company		**119,640**	115,166
Non-controlling interests		**384**	257
PROFIT FOR THE YEAR		**120,024**	115,423
Total comprehensive income attributable to:			
Equity shareholders of the Company		**119,505**	115,208
Non-controlling interests		**384**	257
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**119,889**	115,465
Earnings per share – Basic	13(a)	**RMB5.96**	RMB5.74
Earnings per share – Diluted	13(b)	**RMB5.89**	RMB5.67

The notes on pages 73 to 132 form part of these financial statements. Details of dividends are set out in note 36(b).

Consolidated Balance Sheet

as at 31 December 2010
(Expressed in Renminbi)

	Note	**As at 31 December 2010 *RMB million***	As at 31 December 2009 *RMB million*
Non-current assets			
Property, plant and equipment	14(a)	**385,296**	360,075
Construction in progress	15	**54,868**	46,094
Land lease prepayments		**12,040**	11,201
Goodwill	16	**36,894**	36,894
Other intangible assets	17	**813**	727
Interest in associates	19	**40,175**	–
Interest in jointly controlled entity	20	**8**	6
Deferred tax assets	21	**9,720**	8,939
Pledged bank deposits	22	**162**	–
Other financial assets	23	**77**	77
		540,053	464,013
Current assets			
Inventories	24	**4,249**	3,847
Accounts receivable	25	**7,632**	6,405
Other receivables	26	**7,076**	3,490
Prepayments and other current assets	26	**10,151**	9,064
Amount due from ultimate holding company	27	**293**	25
Tax recoverable	11(c)	**135**	17
Deposits with banks		**204,803**	185,613
Cash and cash equivalents	28	**87,543**	78,894
		321,882	287,355
Current liabilities			
Accounts payable	29	**111,646**	95,985
Bills payable		**502**	642
Deferred revenue	30	**43,489**	35,573
Accrued expenses and other payables	32	**85,716**	69,335
Amount due to ultimate holding company	27	**15**	4
Amount due to immediate holding company	27	**35**	119
Interest-bearing borrowings	31(a)	**4,981**	–
Obligations under finance leases	33	**68**	68
Current taxation	11(c)	**9,178**	8,079
		255,630	209,805
Net current assets		**66,252**	77,550
Total assets less current liabilities carried forward		**606,305**	541,563

Consolidated Balance Sheet (Continued)

as at 31 December 2010
(Expressed in Renminbi)

	Note	As at 31 December 2010 RMB million	As at 31 December 2009 RMB million
Total assets less current liabilities brought forward		**606,305**	541,563
Non-current liabilities			
Interest-bearing borrowings	31(a)	**(28,615)**	(33,551)
Deferred revenue, excluding current portion	30	**(248)**	(317)
Deferred tax liabilities	21	**(39)**	(61)
		(28,902)	(33,929)
NET ASSETS		**577,403**	507,634
CAPITAL AND RESERVES			
Share capital		**2,139**	2,139
Reserves		**574,018**	504,609
Total equity attributable to equity shareholders of the Company		**576,157**	506,748
Non-controlling interests		**1,246**	886
TOTAL EQUITY		**577,403**	507,634

Approved and authorized for issue by the Board of Directors on 16 March 2011.

Li Yue
Director

Xue Taohai
Director

The notes on pages 73 to 132 form part of these financial statements.

Balance Sheet

as at 31 December 2010
(Expressed in Renminbi)

	Note	**As at 31 December 2010 RMB million**	As at 31 December 2009 RMB million
Non-current assets			
Property, plant and equipment	14(b)	**3**	4
Investments in subsidiaries	18	**476,782**	476,782
Interest in jointly controlled entity	20	**34**	14
		476,819	476,800
Current assets			
Amounts due from subsidiaries	18	**47,074**	41,620
Other receivables		**7**	7
Cash and cash equivalents	28	**2,259**	6,662
		49,340	48,289
Current liabilities			
Accrued expenses and other payables		**2,477**	1,269
Amount due to a subsidiary	18	**4,981**	–
Amount due to immediate holding company	27	**35**	119
		7,493	1,388
Net current assets		**41,847**	46,901
Total assets less current liabilities		**518,666**	523,701
Non-current liabilities			
Amount due to a subsidiary	18	**(4,982)**	(9,918)
Interest-bearing borrowings	31(b)	**(23,633)**	(23,633)
		(28,615)	(33,551)
NET ASSETS		**490,051**	490,150
CAPITAL AND RESERVES	36(a)		
Share capital		**2,139**	2,139
Reserves		**487,912**	488,011
TOTAL EQUITY		**490,051**	490,150

Approved and authorized for issue by the Board of Directors on 16 March 2011.

Li Yue
Director

Xue Taohai
Director

The notes on pages 73 to 132 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2010
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital *RMB million*	Share premium *RMB million*	Capital reserve *RMB million*	General reserve *RMB million*	Exchange reserve *RMB million*	PRC statutory reserves *RMB million*	Retained profits *RMB million*	Total *RMB million*	Non-controlling interests *RMB million*	Total equity *RMB million*
As at 1 January 2009	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651
Changes in equity for 2009:										
Profit for the year	–	–	–	–	–	–	115,166	115,166	257	115,423
Other comprehensive income	–	–	–	–	42	–	–	42	–	42
Total comprehensive income for the year	–	–	–	–	42	–	115,166	115,208	257	115,465
Dividends approved in respect of the previous year *(note 36(b)(ii))*	–	–	–	–	–	–	(24,823)	(24,823)	–	(24,823)
Dividends declared in respect of the current year *(note 36(b)(i))*	–	–	–	–	–	–	(23,791)	(23,791)	–	(23,791)
Shares issued under share option scheme *(note 36(c)(ii))*	1	138	(7)	–	–	–	–	132	–	132
Transfer to PRC statutory reserves *(note 36(d)(iii))*	–	–	–	–	–	23,077	(23,077)	–	–	–
As at 31 December 2009	2,139	386,375	(291,972)	72	(1,039)	129,918	281,255	506,748	886	507,634
As at 1 January 2010	**2,139**	**386,375**	**(291,972)**	**72**	**(1,039)**	**129,918**	**281,255**	**506,748**	**886**	**507,634**
Changes in equity for 2010:										
Profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**119,640**	**119,640**	**384**	**120,024**
Other comprehensive income	**-**	**-**	**-**	**-**	**(135)**	**-**	**-**	**(135)**	**-**	**(135)**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**(135)**	**-**	**119,640**	**119,505**	**384**	**119,889**
Dividends approved in respect of the previous year *(note 36(b)(ii))*	**-**	**-**	**-**	**-**	**-**	**-**	**(25,651)**	**(25,651)**	**-**	**(25,651)**
Dividends declared in respect of the current year *(note 36(b)(i))*	**-**	**-**	**-**	**-**	**-**	**-**	**(24,550)**	**(24,550)**	**(24)**	**(24,574)**
Shares issued under share option scheme *(note 36(c)(ii))*	**-**	**101**	**(8)**	**-**	**-**	**-**	**-**	**93**	**-**	**93**
Transfer to PRC statutory reserves *(note 36(d)(iii))*	**-**	**-**	**-**	**-**	**-**	**24,260**	**(24,248)**	**12**	**-**	**12**
As at 31 December 2010	**2,139**	**386,476**	**(291,980)**	**72**	**(1,174)**	**154,178**	**326,446**	**576,157**	**1,246**	**577,403**

The notes on pages 73 to 132 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2010
(Expressed in Renminbi)

	Note	**2010** **RMB million**	2009 RMB million
Operating activities			
Profit before taxation		**159,071**	153,836
Adjustments for:			
– Depreciation of property, plant and equipment	14(a)	**86,230**	80,179
– Amortization of other intangible assets	5	**62**	56
– Amortization of land lease prepayments		**298**	261
– Loss on disposal of property, plant and equipment	5	**–**	11
– Write-off of property, plant and equipment	5	**2,763**	4,493
– Impairment loss of doubtful accounts	5	**4,019**	4,503
– Impairment loss of inventories	5	**55**	16
– Interest income		**(5,658)**	(5,940)
– Finance costs	8	**902**	1,243
– Dividend income from unlisted securities	7	**(17)**	(18)
– Share of profit of associate		**(558)**	–
– Share of loss of jointly controlled entity	20	**18**	8
– Unrealized exchange loss /(gain), net	7	**6**	(3)
Operating cashflow before changes in working capital		**247,191**	238,645
Increase in inventories		**(457)**	(369)
Increase in accounts receivable		**(5,232)**	(3,945)
Decrease in other receivables		**170**	127
Increase in prepayments and other current assets		**(1,087)**	(1,423)
(Increase)/decrease in amount due from ultimate holding company		**(268)**	84
Increase in accounts payable		**5,704**	2,598
(Decrease)/increase in bills payable		**(1)**	25
Increase in deferred revenue		**7,847**	2,376
Increase in accrued expenses and other payables		**16,369**	11,946
Increase/(decrease) in amount due to ultimate holding company		**11**	(2)
Cash generated from operations		**270,247**	250,062
Tax paid			
– Hong Kong profits tax paid		**(99)**	(80)
– PRC enterprise income tax paid		**(38,769)**	(42,859)
Net cash generated from operating activities carried forward		**231,379**	207,123

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2010
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Net cash generated from operating activities brought forward		**231,379**	207,123
Investing activities			
Capital expenditure		**(113,203)**	(115,314)
Land lease prepayments		**(1,135)**	(1,361)
Acquisition of other intangible assets		**(162)**	(484)
Proceeds from disposal of property, plant and equipment		**12**	13
Increase in deposits with banks		**(19,190)**	(54,780)
Increase in pledged bank deposits		**(162)**	–
Increase in trust loan receivable		**(2,700)**	–
Interest received		**4,588**	5,988
Acquisition of investment in an associate		**(39,617)**	–
Acquisition of investment in a jointly controlled entity	20	**(20)**	(7)
Dividends received from unlisted securities	7	**17**	18
Net cash used in investing activities		**(171,572)**	(165,927)
Financing activities			
Proceeds from issuance of shares under share option scheme	36(c)(ii)	**93**	132
Interest paid		**(919)**	(1,292)
Dividends paid to the Company's equity shareholders	36(b)	**(50,201)**	(48,614)
Dividends paid to non-controlling interests		**(24)**	–
Net cash used in financing activities		**(51,051)**	(49,774)
Net increase/(decrease) in cash and cash equivalents		**8,756**	(8,578)
Cash and cash equivalents at beginning of year		**78,894**	87,426
Effect of changes in foreign exchange rate		**(107)**	46
Cash and cash equivalents at end of year	28	**87,543**	78,894

Significant non-cash transactions

The Group recorded payables of RMB61,457,000,000 (2009: RMB52,427,000,000) and RMB451,000,000 (2009: RMB591,000,000) to equipment suppliers and banks respectively as at 31 December 2010 for additions of construction in progress during the year then ended.

Notes to the Financial Statements

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. These financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing rules"). A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the "Group") is set out below.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2010 comprise the Group, the Group's interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 44.

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests (previously known as "minority interests") represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary's net identifiable assets.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Subsidiaries and non-controlling interests (Continued)

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 1(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (see note 1(d)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see notes 1(j)). The Group's share of the post-acquisition, post-tax results of the investee and any impairment losses for the year are recognized as share of profit or loss in the consolidated statement of comprehensive income, whereas the Group's share of the post-acquisition post-tax items of the investee's other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest in the investee is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Associates and jointly controlled entities (Continued)

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group's interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company's balance sheet, its investments in an associate or a jointly controlled entity are stated at cost less impairment losses (see note 1(j)).

(e) Goodwill

Goodwill represents the excess of:

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f) Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(j)). The useful lives of other intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed annually. The amortization of the intangible assets with finite lives is recorded in other operating expenses.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(i) Brand names

Brand names are stated at cost less impairment losses (see note 1(j)).

(ii) Customer base, licenses and others

Customer base, licenses and others are stated at cost less accumulated amortization and impairment losses (see note 1(j)) and are amortized using a straight-line basis over the estimated useful lives from 2 to 15 years.

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Other investments in equity securities

The Group's policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8-35 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5-10 years
Office equipment, furniture and fixtures and others	4-18 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries) and other receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganization;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, impairment loss is determined and recognized as follows:

- For investments in associates and jointly controlled entities recognized using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- prepaid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries;
- goodwill; and
- other intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/ HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference was capitalized to construction in progress during the years presented.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occured during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for doubtful accounts (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for doubtful accounts (see note 1(j)).

(n) Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program (Reward Program) and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or expire.

Deferred tax credit on purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment as a reduction to income tax expense.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) usage fees, value-added services fees and other operating revenue are recognized as revenue when the service is rendered;

(ii) monthly fees are recognized as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognized as revenue when the mobile telecommunications services are delivered based upon actual usage by customers;

(iv) sales of SIM cards and handsets are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(v) interest income is recognized as it accrues using the effective interest method; and

(vi) revenue from a fixed price contract is recognized using the percentage of completion method.

(s) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combination, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Income tax (Continued)

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group or the Company has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group or the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and subsidiaries incorporated in the Hong Kong Special Administrative Region of the PRC ("Hong Kong") are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Employee benefits (Continued)

(i) Short term employee benefits and contributions to defined contribution retirement plans (Continued)

The employees of the subsidiaries in Mainland China (For the purpose of preparing these financial statements, Mainland China refers to the People's Republic of China ("the PRC") excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan) participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). In the Company's balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi ("RMB"). The Group adopted RMB as its presentation currency in the preparation of the annual financial statements, which is the currency of the primary economic environment in which most of the Group's entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

(x) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y) Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group has no operating segments since the Group is only engaged in mobile telecommunication and related business. No Group's geographical information has been disclosed as the majority of the Group's operating activities are carried out in Mainland China. The Group's assets located and operating revenues derived from activities outside Mainland China are less than 5% of the Group's assets and operating revenue, respectively.

2 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2010. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group's financial statements:

- IFRS/HKFRS 3 (revised), *Business combinations*
- IAS/HKAS 27 (amended), *Consolidated and separate financial statements*
- Amendments to IFRS/HKFRS 2, *Share based payment – Group cash – settled share-based payment transactions*
- HK-Interpretation 5, *Presentation of financial statements: classification of a term loan that contains a repayment on demand clause*
- Improvements to IFRSs/HKFRSs (2009)

These developments have had no material impact on the Group's financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 45).

3 TURNOVER

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and Hong Kong. The principal activity of the Company is investment holding.

Turnover represents mainly usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group's mobile telecommunications networks, net of the PRC business tax. Business tax is charged at approximately 3% of the corresponding revenue generated from the service rendered in Mainland China. No business tax is charged on the revenue generated from the Group's mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services ("SMS"), Mobile Internet Access services and other data services.

Other operating revenue mainly represents interconnection revenue.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

4 PERSONNEL

	2010 RMB million	2009 RMB million
Salaries, wages and other benefits	**22,039**	19,316
Retirement costs: contributions to defined contribution retirement plans	**2,485**	2,164
	24,524	21,480

5 OTHER OPERATING EXPENSES

	2010 RMB million	2009 RMB million
Selling and promotion	**90,590**	80,043
Maintenance	**31,390**	28,109
Impairment loss of doubtful accounts	**4,019**	4,503
Impairment loss of inventories	**55**	16
Amortization of other intangible assets	**62**	56
Operating lease charges		
– land and buildings	**7,208**	6,449
– others *(Note 1)*	**2,631**	2,302
Loss on disposal of property, plant and equipment	**–**	11
Write-off of property, plant and equipment	**2,763**	4,493
Auditors' remuneration		
– audit services *(Note 2)*	**83**	80
– tax services *(Note 3)*	**1**	–
– other services *(Note 4)*	**11**	9
Others *(Note 5)*	**59,127**	52,512
	197,940	178,583

Notes:

(1) *Other operating lease charges represent the operating lease charges for network capacity, motor vehicles, computer and other office equipment.*

(2) *Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB19,000,000 (2009: RMB19,000,000).*

(3) *Tax services include tax compliance services for the Group of RMB1,000,000 (2009: RMB72,000).*

(4) *Other services include SOX 404 advisory services and other IT related advisory services.*

(5) *Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.*

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

6 OTHER NET INCOME

	2010 RMB million	2009 RMB million
Sales of SIM cards and handsets	5,451	7,754
Cost of SIM cards and handsets	(4,361)	(5,974)
Others	1,246	–
	2,336	1,780

7 NON-OPERATING NET INCOME

	2010 RMB million	2009 RMB million
Exchange (loss)/gain	(6)	3
Penalty income	257	265
Dividend income from unlisted securities	17	18
Others	417	73
	685	359

8 FINANCE COSTS

	2010 RMB million	2009 RMB million
Interest on bank loans and other borrowings repayable after five years	431	777
Interest on bonds	471	466
	902	1,243

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

9 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollar)	Directors' Fees '000	Salaries, allowances and benefits in kind '000	Performance related bonuses '000	Retirement scheme contributions '000	2010 Total '000
Executive directors					
WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang (removed on 7 January 2010)	3	16	–	3	22
LI Yue	180	1,005	600	245	2,030
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
Non-executive director					
Nicholas Jonathan READ (resigned with effect from 22 September 2010)	131	–	–	–	131
	3,139	8,903	5,040	2,163	19,245

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

9 DIRECTORS' REMUNERATION (Continued)

(Expressed in Hong Kong dollar)	Directors' Fees *'000*	Salaries, allowances and benefits in kind *'000*	Performance related bonuses *'000*	Retirement scheme contributions *'000*	2009 Total *'000*
Executive directors					
WANG Jianzhou	180	1,172	660	286	2,298
ZHANG Chunjiang	180	1,067	600	260	2,107
LI Yue	180	960	540	234	1,914
LU Xiangdong	180	960	540	234	1,914
XUE Taohai	180	960	540	234	1,914
HUANG Wenlin	180	960	540	234	1,914
SHA Yuejia	180	960	540	233	1,913
LIU Aili	180	960	540	233	1,913
XIN Fanfei	180	960	540	229	1,909
XU Long	180	950	540	232	1,902
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
Non-executive director					
Nicholas Jonathan READ (appointed on 19 March 2009)	142	–	–	–	142
	3,327	9,909	5,580	2,409	21,225

10 INDIVIDUALS WITH HIGHEST EMOLUMENTS

For the years ended 31 December 2009 and 2010, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 TAXATION

(a) Taxation in the consolidated statement of comprehensive income represents:

	2010 RMB million	2009 RMB million
Current tax		
Provision for Hong Kong profits tax on the estimated assessable profits for the year	**123**	91
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	**39,726**	39,666
	39,849	39,757
Deferred tax		
Origination and reversal of temporary differences *(note 21)*	**(802)**	(1,344)
	39,047	38,413

(i) The provision of Hong Kong profits tax is calculated at 16.5% (2009: 16.5%) of the estimated assessable profits for the year ended 31 December 2010.

(ii) The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2010, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate was 20% and 22% for 2009 and 2010 and is increased to 24% and 25% for the years ending 31 December 2011 and 2012 onwards, respectively.

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2010 RMB million	2009 RMB million
Profit before taxation	**159,071**	153,836
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% *(note)*	**39,768**	38,459
Tax effect of non-taxable items		
– Interest income	**(3)**	(2)
– Share of profit of associate	**(139)**	–
Tax effect of non-deductible expenses on the PRC operations	**562**	699
Tax effect of non-deductible expenses on Hong Kong operations	**111**	155
Rate differential on the PRC operations	**(561)**	(470)
Rate differential on Hong Kong operations	**1**	35
Amortization of tax credit on purchase of domestic telecommunications equipment	**(352)**	(527)
Others	**(340)**	64
Taxation	**39,047**	38,413

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

11 TAXATION (Continued)

(c) Current taxation in the consolidated balance sheet represents:

	2010 ***RMB million***	2009 *RMB million*
Provision for the PRC enterprise income tax for the year	**39,726**	39,666
Provision for Hong Kong profits tax for the year	**123**	91
Balance of the PRC enterprise income tax recoverable relating to prior year	**(17)**	(39)
The PRC enterprise income tax paid	**(30,730)**	(31,605)
Hong Kong profits tax paid	**(59)**	(51)
Balance as at 31 December	**9,043**	8,062
Add: Tax recoverable	**135**	17
Tax payable	**9,178**	8,079

12 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB550,000,000 (2009: loss of RMB861,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2010 ***RMB million***	2009 *RMB million*
Amount of consolidated loss attributable to equity shareholders dealt with in the Company's financial statements	**(550)**	(861)
Dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	**50,613**	61,561
Company's profit for the year *(note 36(a))*	**50,063**	60,700

Details of dividends paid and payable to equity shareholders of the Company are set out in note 36(b).

(Expressed in Renminbi unless otherwise indicated)

13 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB115,166,000,000) and the weighted average number of 20,062,910,111 shares (2009: 20,057,674,088 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2010 Number of shares	2009 Number of shares
Issued shares as at 1 January	**20,060,853,651**	20,054,379,231
Effect of share options exercised	**2,056,460**	3,294,857
Weighted average number of shares as at 31 December	**20,062,910,111**	20,057,674,088

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB119,640,000,000 (2009: RMB115,166,000,000) and the weighted average number of 20,321,332,465 shares (2009: 20,312,459,133 shares), calculated as follows:

Weighted average number of shares (diluted)

	2010 Number of shares	2009 Number of shares
Weighted average number of shares as at 31 December	**20,062,910,111**	20,057,674,088
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**258,422,354**	254,785,045
Weighted average number of shares (diluted) as at 31 December	**20,321,332,465**	20,312,459,133

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings *RMB million*	Tele-communications transceivers, switching centers, transmission and other network equipment *RMB million*	Office equipments, furniture and fixtures and others *RMB million*	Total *RMB million*
Cost:				
As at 1 January 2009	63,674	544,837	22,065	630,576
Additions	648	1,427	1,203	3,278
Transferred from construction in progress	9,280	101,548	2,883	113,711
Disposals	(1)	(8)	(98)	(107)
Assets written-off	(95)	(35,788)	(1,304)	(37,187)
Exchange differences	–	(4)	–	(4)
As at 31 December 2009	73,506	612,012	24,749	710,267
As at 1 January 2010	**73,506**	**612,012**	**24,749**	**710,267**
Additions	**571**	**1,231**	**1,071**	**2,873**
Transferred from construction in progress	**11,742**	**95,876**	**3,756**	**111,374**
Disposals	**(2)**	**(43)**	**(37)**	**(82)**
Assets written-off	**(254)**	**(19,294)**	**(1,596)**	**(21,144)**
Exchange differences	**(1)**	**(80)**	**(3)**	**(84)**
As at 31 December 2010	**85,562**	**689,702**	**27,940**	**803,204**
Accumulated depreciation:				
As at 1 January 2009	12,030	279,579	11,184	302,793
Charge for the year	3,253	74,133	2,793	80,179
Written back on disposals	–	(7)	(76)	(83)
Assets written-off	(77)	(31,533)	(1,084)	(32,694)
Exchange differences	–	(3)	–	(3)
As at 31 December 2009	15,206	322,169	12,817	350,192
As at 1 January 2010	**15,206**	**322,169**	**12,817**	**350,192**
Charge for the year	**4,345**	**78,225**	**3,660**	**86,230**
Written back on disposals	**–**	**(40)**	**(30)**	**(70)**
Assets written-off	**(236)**	**(16,666)**	**(1,479)**	**(18,381)**
Exchange differences	**–**	**(61)**	**(2)**	**(63)**
As at 31 December 2010	**19,315**	**383,627**	**14,966**	**417,908**
Net book value:				
As at 31 December 2010	**66,247**	**306,075**	**12,974**	**385,296**
As at 31 December 2009	58,300	289,843	11,932	360,075

14 PROPERTY, PLANT AND EQUIPMENT (Continued)

(a) The Group (Continued)

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets was RMB2,763,000,000 in 2010 (2009: RMB4,493,000,000). These assets were disposed of for scrap value, which was close to nil.

(b) The Company

	Office equipments, furniture and fixtures and others *RMB million*
Cost:	
As at 1 January 2009	17
Additions	–
As at 31 December 2009	17
As at 1 January 2010	**17**
Additions	**–**
As at 31 December 2010	**17**
Accumulated depreciation:	
As at 1 January 2009	11
Charge for the year	2
As at 31 December 2009	13
As at 1 January 2010	**13**
Charge for the year	**1**
As at 31 December 2010	**14**
Net book value:	
As at 31 December 2010	**3**
As at 31 December 2009	4

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

14 PROPERTY, PLANT AND EQUIPMENT (Continued)

(c) The analysis of net book value of buildings is as follows:

	The Group As at 31 December 2010 RMB million	As at 31 December 2009 RMB million
Hong Kong		
Long-term leases	3	3
Medium-term leases	13	14
	16	17
Mainland China		
Long-term leases	3,567	3,507
Medium-term leases	60,247	52,861
Short-term leases	2,417	1,915
	66,231	58,283
	66,247	58,300

15 CONSTRUCTION IN PROGRESS

	The Group 2010 RMB million	2009 RMB million
Balance as at 1 January	46,094	35,482
Additions	120,148	124,323
Transferred to property, plant and equipment	(111,374)	(113,711)
Balance as at 31 December	54,868	46,094

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2010.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

16 GOODWILL

	The Group	
	2010	2009
	RMB million	*RMB million*
Cost and carrying amount:		
As at 1 January and 31 December	**36,894**	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of Assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending 31 December 2015 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2009: 10%).

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

17 OTHER INTANGIBLE ASSETS

	The Group			
	Brand name *RMB million*	Customer base *RMB million*	License and others *RMB million*	Total *RMB million*
Cost:				
As at 1 January 2009	184	516	416	1,116
Additions	–	–	485	485
As at 31 December 2009	184	516	901	1,601
As at 1 January 2010	**184**	**516**	**901**	**1,601**
Additions	**–**	**–**	**162**	**162**
Exchange differences	**–**	**–**	**(23)**	**(23)**
As at 31 December 2010	**184**	**516**	**1,040**	**1,740**
Accumulated amortization:				
As at 1 January 2009	–	516	302	818
Amortization for the year	–	–	56	56
As at 31 December 2009	–	516	358	874
As at 1 January 2010	**–**	**516**	**358**	**874**
Amortization for the year	**–**	**–**	**62**	**62**
Exchange differences	**–**	**–**	**(9)**	**(9)**
As at 31 December 2010	**–**	**516**	**411**	**927**
Net book value:				
As at 31 December 2010	**184**	**–**	**629**	**813**
As at 31 December 2009	184	–	543	727

Impairment test for other intangible asset with indefinite useful life

The useful life of the brand name is assessed to be indefinite. The factors considered in the assessment of the useful life of the brand name include analysis of the market and competitive trends, product life cycles, brand extension opportunities and management's long-term strategic development. Overall, these factors provided evidence that the brand name is expected to generate long-term net cash inflows to the Group indefinitely.

The recoverable amount of the brand name is estimated based on value-in-use calculations by discounting future cash flows of the cash-generating unit for which the brand name is allocated. This method considers cash flows of the subsidiary (cash-generating unit) for the five years ending 31 December 2015 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% to perpetuity is used which complies with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by a pre-tax interest rate of approximately 10% (2009: 10%).

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES

	The Company	
	As at 31 December 2010 RMB million	As at 31 December 2009 *RMB million*
Unlisted equity, at cost	**471,810**	471,810
Equity share-based payment in subsidiaries	**4,972**	4,972
	476,782	476,782

In accordance with IFRS/HKFRS 2 Share-based Payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2009: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to a subsidiary under current and non-current liabilities represents amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds, which are unsecured and non-interest bearing (see note 31(c)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	–	Mobile telecom-munications operator
China Mobile Group Zhejiang Co., Ltd.*	PRC	RMB2,117,790,000	100%	–	Mobile telecom-munications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangsu Co., Ltd.*	PRC	RMB2,800,000,000	–	100%	Mobile telecom-munications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Fujian Co., Ltd.*	PRC	RMB5,247,480,000	–	100%	Mobile telecom-munications operator

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Henan Co., Ltd.*	PRC	RMB4,367,733,641	–	100%	Mobile telecom-munications operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hainan Co., Ltd.*	PRC	RMB643,000,000	–	100%	Mobile telecom-munications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Beijing Co., Ltd.*	PRC	RMB6,124,696,053	–	100%	Mobile telecom-munications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanghai Co., Ltd.*	PRC	RMB6,038,667,706	–	100%	Mobile telecom-munications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Tianjin Co., Ltd.*	PRC	RMB2,151,035,483	–	100%	Mobile telecom-munications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hebei Co., Ltd.*	PRC	RMB4,314,668,600	–	100%	Mobile telecom-munications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Liaoning Co., Ltd.*	PRC	RMB5,140,126,680	–	100%	Mobile telecom-munications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Shandong Co., Ltd.*	PRC	RMB6,341,851,146	–	100%	Mobile telecom-munications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guangxi Co., Ltd.*	PRC	RMB2,340,750,100	–	100%	Mobile telecom-munications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Anhui Co., Ltd.*	PRC	RMB4,099,495,494	–	100%	Mobile telecom-munications operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jiangxi Co., Ltd.*	PRC	RMB2,932,824,234	–	100%	Mobile telecom-munications operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Chongqing Co., Ltd.*	PRC	RMB3,029,645,401	–	100%	Mobile telecom-munications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Sichuan Co., Ltd.*	PRC	RMB7,483,625,572	–	100%	Mobile telecom-munications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hubei Co., Ltd.*	PRC	RMB3,961,279,556	–	100%	Mobile telecom-munications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Hunan Co., Ltd.*	PRC	RMB4,015,668,593	–	100%	Mobile telecom-munications operator

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shaanxi Co., Ltd.*	PRC	RMB3,171,267,431	–	100%	Mobile telecommunications operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Shanxi Co., Ltd.*	PRC	RMB2,773,448,313	–	100%	Mobile telecommunications operator
Neimenggu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Neimenggu Co., Ltd.*	PRC	RMB2,862,621,870	–	100%	Mobile telecommunications operator
Jilin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Jilin Co., Ltd.*	PRC	RMB3,277,579,314	–	100%	Mobile telecommunications operator
Heilongjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Heilongjiang Co., Ltd.*	PRC	RMB4,500,508,035	–	100%	Mobile telecommunications operator
Guizhou Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Guizhou Co., Ltd.*	PRC	RMB2,541,981,749	–	100%	Mobile telecommunications operator
Yunnan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Yunnan Co., Ltd.*	PRC	RMB4,137,130,733	–	100%	Mobile telecommunications operator
Xizang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Xizang Co., Ltd.*	PRC	RMB848,643,686	–	100%	Mobile telecom-munications operator
Gansu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Gansu Co., Ltd.*	PRC	RMB1,702,599,589	–	100%	Mobile telecom-munications operator
Qinghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Qinghai Co., Ltd.*	PRC	RMB902,564,911	–	100%	Mobile telecom-munications operator
Ningxia Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Ningxia Co., Ltd.*	PRC	RMB740,447,232	–	100%	Mobile telecom-munications operator
Xinjiang Mobile (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Xinjiang Co., Ltd.*	PRC	RMB2,581,599,600	–	100%	Mobile telecom-munications operator
Beijing P&T Consulting & Design Institute (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Group Design Institute Co., Ltd.*	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd.*	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	–	Investment holding company

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	–	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("CMHK")	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	–	Investment holding company

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

18 INVESTMENTS IN SUBSIDIARIES (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by a subsidiary	Principal activity
China Mobile International Limited	Hong Kong	1 share at HK$1	–	100%	Provision of voice and roaming clearance services, internet services and value-added services

* Companies registered as wholly-foreign owned enterprises in the PRC.
** Company registered as a sino-foreign equity joint venture in the PRC.
# Effective interest held by the Group is 66.41%.

19 INTEREST IN ASSOCIATES

	The Group As at 31 December 2010 RMB million	As at 31 December 2009 RMB million
Share of net assets	**25,459**	–
Goodwill	**14,716**	–
	40,175	–

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Non-listed company			
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services
Listed company			
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	PRC	20%	Provision of banking services

19 INTEREST IN ASSOCIATES (Continued)

All the above investments in associates are owned by Guangdong Mobile, the Company's wholly-owned subsidiary.

Owing to the lack of recent audited financial statements of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited, the Group's share of these associates' net assets is based on latest management accounts which showed net liabilities as at 31 December 2009 and 2010.

As at 31 December 2010, the interests in associates include the investment in SPD Bank, which is a listed company on The Shanghai Stock Exchange, the PRC. In 2010, the Company, through Guangdong Mobile, acquired 20% of the total issued share capital in SPD Bank for a total consideration and direct cost of RMB39,617,000,000. The acquisition was completed in October 2010.

Up to the date of these financial statements released, SPD Bank has not yet announced its audited annual results for the year ended 31 December 2010, therefore, the Group has recognized its share of SPD Bank's comprehensive income from acquisition date to 31 December 2010 based on the unaudited financial information which was released by SPD Bank and publicly disclosed, with some financial information such as total liabilities not provided.

Summary financial information on SPD Bank:

	Assets *RMB million*	**Revenue** *RMB million*	**Profit after tax** *RMB million*
2010			
100%	2,162,100	49,876	19,076
Group's effective interest (20%)	432,420	2,797*	848*

* *The amounts represent the Group's share of revenue and profit after tax in SPD Bank from acquisition date to 31 December 2010.*

As at 31 December 2010, the fair value of the investment in SPD Bank based on quoted market price was RMB35,556,000,000. The management has determined that there was no impairment of the investment since there is no objective evidence of significant or prolong decline in the market price as at the reporting period end.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

20 INTEREST IN JOINTLY CONTROLLED ENTITY

	The Group		The Company	
	As at 31 December 2010 *RMB million*	As at 31 December 2009 *RMB million*	**As at 31 December 2010 *RMB million***	As at 31 December 2009 *RMB million*
Unlisted shares, at cost	**–**	–	**34**	14
Share of net assets	**8**	6	**–**	–
	8	6	**34**	14

Details of the Group's interest in the jointly controlled entity is as follows:

Name of jointly controlled entity	**Place of incorporation and operation**	**Proportion of ownership interest held by the Group and the Company**	**Principal activity**
JIL B.V.	The Netherlands	25%	Research and develop telecommunication technologies and application services

JIL B.V. was formed by the Company and two other shareholders in 2008, and commenced operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. By end of 2010, each of the four shareholders, including the Company, has funded US$5,000,000 (equivalent to RMB34,000,000) to JIL B.V. in accordance with the shareholders agreement.

JIL B.V. is considered a jointly controlled entity since the Company and the other shareholders have the right to appoint an equal number of directors to the board of directors and the Group or the Company and the other shareholders share joint control over the economic activity of the entity.

As at and for the year ended 31 December 2010, the Group's share of the JIL B.V.'s current assets, non-current assets, current liabilities, net assets and loss for the year of JIL B.V. are RMB19,000,000 (2009: RMB8,000,000), RMB1,000,000 (2009: Nil), RMB12,000,000 (2009: RMB2,000,000), RMB8,000,000 (2009: RMB6,000,000) and RMB18,000,000 (2009: RMB8,000,000), respectively.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

21 DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2010

	As at 1 January 2010 *RMB million*	Credited/ (charged) to profit or loss *RMB million*	Exchange differences *RMB million*	As at 31 December 2010 *RMB million*
Deferred tax assets arising from:				
Provision for obsolete inventories	6	6	–	12
Write-off of certain network equipment and related assets	1,515	(280)	–	1,235
Provision for certain operating expenses	3,935	1,212	–	5,147
Deferred revenue from customer point award program	1,520	594	–	2,114
Impairment loss for doubtful accounts	1,963	(751)	–	1,212
	8,939	781	–	9,720
Deferred tax liabilities arising from:				
Capitalized interest	(7)	3	–	(4)
Depreciation allowance in excess of related depreciation	(54)	18	1	(35)
	(61)	21	1	(39)
Total	8,878	802	1	9,681

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

21 DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Deferred tax assets and liabilities recognized and the movements during 2009

	As at 1 January 2009 *RMB million*	Credited/ (charged) to profit or loss *RMB million*	Exchange differences *RMB million*	As at 31 December 2009 *RMB million*
Deferred tax assets arising from:				
Provision for obsolete inventories	5	1	–	6
Write-off of certain network equipment and related assets	1,849	(334)	–	1,515
Provision for certain operating expenses	2,989	946	–	3,935
Deferred revenue from customer point award program	1,669	(149)	–	1,520
Impairment loss for doubtful accounts	1,102	861	–	1,963
	7,614	1,325	–	8,939
Deferred tax liabilities arising from:				
Capitalized interest	(16)	9	–	(7)
Depreciation allowance in excess of related depreciation	(64)	10	–	(54)
	(80)	19	–	(61)
Total	7,534	1,344	–	8,878

	The Group **As at 31 December 2010** ***RMB million***	As at 31 December 2009 *RMB million*
Deferred tax assets recognized in the consolidated balance sheet	**9,720**	8,939
Deferred tax liabilities recognized in the consolidated balance sheet	**(39)**	(61)
Balance as at 31 December	**9,681**	8,878

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

22 PLEDGED BANK DEPOSITS

As at 31 December 2010, the Group has in aggregate HK$190,000,000 (equivalent to RMB162,000,000) of performance bonds issued by banks in favour of the Telecommunications Authority of Hong Kong in order to secure CMHK's due performance of network coverage for the application of the next generation mobile services technology license ("BWA License") and the Mobile TV License.

23 OTHER FINANCIAL ASSETS

	The Group	
	As at 31 December 2010 ***RMB million***	As at 31 December 2009 *RMB million*
Investment in unlisted equity securities in the PRC, at cost	**77**	77

24 INVENTORIES

Inventories primarily comprise handsets, SIM cards and handset accessories.

25 ACCOUNTS RECEIVABLE

(a) Aging analysis

Aging analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	The Group	
	As at 31 December 2010 ***RMB million***	As at 31 December 2009 *RMB million*
Within 30 days	**5,295**	4,275
31-60 days	**1,317**	1,012
61-90 days	**639**	673
Over 90 days	**381**	445
	7,632	6,405

Accounts receivable primarily comprise receivables from customers. Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

25 ACCOUNTS RECEIVABLE (Continued)

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment losses of doubtful accounts:

	The Group	
	2010	2009
	RMB million	*RMB million*
Balance as at 1 January	**6,095**	4,548
Impairment loss for doubtful accounts	**4,005**	4,514
Accounts receivable written off	**(5,248)**	(2,967)
Exchange differences	**(1)**	–
Balance as at 31 December	**4,851**	6,095

(c) Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	As at 31 December 2010	As at 31 December 2009
	RMB million	*RMB million*
Neither past due nor impaired	**6,869**	5,784
Less than 1 month past due	**763**	621
	7,632	6,405

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

26 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, trust loan to other PRC entity, utilities deposits and rental deposits.

Other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily rental prepayment.

27 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY AND AMOUNT DUE TO IMMEDIATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represented interest payable on the deferred consideration payable (see note 31(d)), which is expected to be settled within one year.

28 CASH AND CASH EQUIVALENTS

	The Group		**The Company**	
	As at 31 December 2010 RMB million	As at 31 December 2009 RMB million	**As at 31 December 2010 RMB million**	As at 31 December 2009 RMB million
Deposits with banks within three months of original maturity	**6,043**	8,971	**2,251**	6,637
Cash at banks and in hand	**81,500**	69,923	**8**	25
	87,543	78,894	**2,259**	6,662

29 ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	The Group	
	As at 31 December 2010 *RMB million*	As at 31 December 2009 *RMB million*
Due within 1 month or on demand	**88,525**	72,883
Due after 1 month but within 3 months	**9,888**	8,965
Due after 3 months but within 6 months	**5,519**	6,420
Due after 6 months but within 9 months	**3,337**	3,691
Due after 9 months but within12 months	**4,377**	4,026
	111,646	95,985

All of the accounts payable are expected to be settled within one year or are repayable on demand.

(Expressed in Renminbi unless otherwise indicated)

30 DEFERRED REVENUE

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	The Group	
	2010	2009
	RMB million	*RMB million*
Balance as at 1 January	**35,890**	33,514
– Current portion	**35,573**	32,930
– Non-current portion	**317**	584
Additions during the year	**241,927**	211,040
Recognized in the comprehensive income statement	**(234,076)**	(208,664)
Exchange differences	**(4)**	–
Balance as at 31 December	**43,737**	35,890
Less: Current portion	**(43,489)**	(35,573)
Non-current portion	**248**	317

31 INTEREST-BEARING BORROWINGS

(a) The Group

		As at 31 December 2010			As at 31 December 2009		
		Current liabilities	**Non-current liabilities**	**Total**	Current liabilities	Non-current liabilities	Total
	Note	***RMB million***	***RMB million***	***RMB million***	*RMB million*	*RMB million*	*RMB million*
Bonds	*31(c)*	**4,981**	**4,982**	**9,963**	–	9,918	9,918
Deferred consideration payable	*31(d)*	**-**	**23,633**	**23,633**	–	23,633	23,633
		4,981	**28,615**	**33,596**	–	33,551	33,551

All of the above interest-bearing borrowings are unsecured, and the non-current portion is not expected to be settled within one year.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

31 INTEREST-BEARING BORROWINGS (Continued)

(b) The Company

	As at 31 December 2010 ***RMB million***	As at 31 December 2009 *RMB million*
Deferred consideration payable	**23,633**	23,633

(c) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100% of the principal amount, mature on 18 June 2011, with interest accruing up to 17 June 2011.

(ii) On 28 October 2002, Guangdong Mobile issued fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds.

The Fifteen-year Bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds are redeemable at 100% of the principal amount and mature on 28 October 2017 with interest accruing up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile Communications Corporation ("CMCC"), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(d) Deferred consideration payable

This represents the balances of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively, and are due on 1 July 2017 and 1 July 2019.

The deferred consideration payable is unsecured and bears interest at the rate of the two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2010: 1.123% to 1.238% per annum; for the year ended 31 December 2009: 3.238% to 3.331% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty.

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

32 ACCRUED EXPENSES AND OTHER PAYABLES

	The Group As at 31 December 2010 RMB million	As at 31 December 2009 RMB million
Receipts-in-advance	**49,571**	41,281
Other payables	**13,489**	11,900
Accrued salaries, wages and benefits	**4,797**	4,391
Accrued expense	**17,859**	11,763
	85,716	69,335

33 OBLIGATIONS UNDER FINANCE LEASES

The Group's obligations under finance leases as at 31 December are as follows:

	As at 31 December 2010			As at 31 December 2009		
	Present value of the minimum lease payments RMB million	**Interest expense relating to future periods RMB million**	**Total minimum lease payments RMB million**	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million
Within 1 year	**68**	**3**	**71**	68	3	71

34 EMPLOYEE RETIREMENT BENEFITS

(a) As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions, which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The Stock Exchange of Hong Kong Limited (the "HKEx") requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii) the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(Expressed in Renminbi unless otherwise indicated)

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(a) **The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:**

	Number of instruments 2010	2009	Vesting conditions	Contractual life of options
Options granted to directors				
– on 3 July 2002	**7,000**	7,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	**744,175**	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	**475,000**	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**5,685,500**	5,685,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Options granted to other employees				
– on 3 July 2002	**29,997,239**	33,451,909	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	**118,704,584**	119,656,204	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	**267,391,975**	267,555,280	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	**423,005,473**	427,575,068		

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

35 EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2010		2009	
	Weighted average exercise price *HK$*	**Number of shares involved in the options**	Weighted average exercise price *HK$*	Number of shares involved in the options
As at 1 January	**30.51**	**427,575,068**	30.40	434,049,488
Exercised	**23.26**	**(4,569,595)**	23.15	(6,474,420)
As at 31 December	**30.59**	**423,005,473**	30.51	427,575,068
Option vested as at 31 December	**30.59**	**423,005,473**	30.51	427,575,068

The weighted average share price at the date of exercise for shares options exercised during the year was HK$79.63 (2009: HK$80.08).

The options outstanding as at 31 December 2010 had exercise prices ranging from HK$22.75 to HK$34.87 (2009: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 4.3 years (2009: 5.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2009 and 2010.

(Expressed in Renminbi unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	Retained profits RMB million	Total RMB million
As at 1 January 2009	2,138	386,237	3,700	72	(859)	86,598	477,886
Changes in equity for 2009:							
Profit for the year	–	–	–	–	–	60,700	60,700
Other comprehensive income	–	–	–	–	46	–	46
Total comprehensive income	–	–	–	–	46	60,700	60,746
Dividends approved in respect of previous year *(note36(b)(ii))*	–	–	–	–	–	(24,823)	(24,823)
Dividends declared in respect of the year *(note 36(b)(i))*	–	–	–	–	–	(23,791)	(23,791)
Shares issued under share option scheme *(note 36(c)(ii))*	1	138	(7)	–	–	–	132
As at 31 December 2009	2,139	386,375	3,693	72	(813)	98,684	490,150
As at 1 January 2010	**2,139**	**386,375**	**3,693**	**72**	**(813)**	**98,684**	**490,150**
Changes in equity for 2010:							
Profit for the year	**–**	**–**	**–**	**–**	**–**	**50,063**	**50,063**
Other comprehensive income	**–**	**–**	**–**	**–**	**(54)**	**–**	**(54)**
Total comprehensive income	**–**	**–**	**–**	**–**	**(54)**	**50,063**	**50,009**
Dividends approved in respect of previous year *(note36(b)(ii))*	**–**	**–**	**–**	**–**	**–**	**(25,651)**	**(25,651)**
Dividends declared in respect of the year *(note 36(b)(i))*	**–**	**–**	**–**	**–**	**–**	**(24,550)**	**(24,550)**
Shares issued under share option scheme *(note 36(c)(ii))*	**–**	**101**	**(8)**	**–**	**–**	**–**	**93**
As at 31 December 2010	**2,139**	**386,476**	**3,685**	**72**	**(867)**	**98,546**	**490,051**

As at 31 December 2010, the amount of distributable reserves of the Company amounted to RMB98,618,000,000 (2009: RMB98,756,000,000).

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(b) Dividends

(i) Dividends attributable to the year:

	2010 RMB million	2009 RMB million
Ordinary interim dividend declared and paid of HK$1.417 (equivalent to approximately RMB1.236) (2009: HK$1.346 (equivalent to approximately RMB1.187)) per share	**24,550**	23,791
Ordinary final dividend proposed after the balance sheet date of HK$1.597 (equivalent to approximately RMB1.359) (2009: HK$1.458 (equivalent to approximately RMB1.284)) per share	**27,268**	25,753
	51,818	49,544

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.85093, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2010. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2010.

(ii) Dividends attributable to the previous financial year, approved and paid during the year:

	2010 RMB million	2009 RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.458 (equivalent to approximately RMB1.284) (2009: HK$1.404 (equivalent to approximately RMB1.238)) per share	**25,651**	24,823

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(c) Share capital

(i) Authorized and issued share capital

	2010 HK$ million	2009 HK$ million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	**3,000**	3,000

Issued and fully paid:

	2010 Number of shares	**2010 HK$ million**	**2010 Equivalent RMB million**	2009 Number of shares	2009 HK$ million	2009 Equivalent RMB million
As at 1 January	**20,060,853,651**	**2,006**	**2,139**	20,054,379,231	2,005	2,138
Shares issued under share option scheme *(note 36(c)(ii))*	**4,569,595**	**-**	**-**	6,474,420	1	1
As at 31 December	**20,065,423,246**	**2,006**	**2,139**	20,060,853,651	2,006	2,139

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2010, options were exercised to subscribe for 4,569,595 ordinary shares in the Company at a consideration of HK$106,457,000 (equivalent to RMB93,398,000) of which HK$457,000 (equivalent to RMB398,000) was credited to share capital and the balance of HK$106,000,000 (equivalent to RMB93,000,000) was credited to the share premium account. HK$8,000,000 (equivalent to RMB8,000,000) has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

- The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and
- RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(Expressed in Renminbi unless otherwise indicated)

36 CAPITAL, RESERVES AND DIVIDENDS (Continued)

(d) Nature and purpose of reserves (Continued)

(iii) PRC statutory reserves

PRC statutory reserves mainly include general reserve, enterprise expansion funds and statutory surplus reserve.

In accordance with Rules for the Implementation of the Law of the PRC on Foreign-Capital Enterprises, foreign investment enterprises in Mainland China are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50% of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10% of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years' losses while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire property, plant and equipment and to increase current assets.

Statutory surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

As at 31 December 2010, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve, and production safety fund were RMB74,456,000,000 (2009: RMB62,332,000,000), RMB79,687,000,000 (2009:RMB67,563,000,000), RMB23,000,000 (2009:RMB23,000,000), and RMB12,000,000 (2009: Nil), respectively.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2010, the Group's total debt-to-book capitalization ratio was 5.6% (2009: 6.3%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

37 RELATED PARTY TRANSACTIONS

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the "CMCC Group"), for the year ended 31 December 2009 and 31 December 2010. The majority of these transactions also constitute continuing connected transactions under the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the report of directors.

	Note	**2010 RMB million**	2009 RMB million
Property leasing and management services charges	*(i)*	**951**	1,207
Telecommunications services charges	*(ii)*	**2,037**	3,913
Interest paid/payable	*(iii)*	**431**	774
Interconnection revenue	*(iv)*	**319**	379
Interconnection charges	*(iv)*	**431**	435
Leased line charges	*(iv)*	**94**	59
Network capacity leasing charge paid/payable	*(v)*	**578**	222
Sales channel utilizing fee received/receivable	*(vi)*	**37**	10
Sales channel utilizing charge paid/payable	*(vi)*	**536**	495

Notes:

(i) *Property leasing and management services charges represent the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.*

(ii) *Telecommunications services charges represent the amounts paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services.*

(iii) *Interest paid/payable represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balances of deferred consideration payable for acquisition of subsidiaries.*

(iv) *The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges after acquisition date.*

(v) *The amounts represent the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On 29 December 2008, the Company entered into a network capacity leasing agreement (the "Network Capacity Leasing Agreement") with CMCC for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC's TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network asset at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.*

(vi) *The amounts represent the sales channel utilizing fee received/receivable from or paid/payable to CMCC Group for utilizing the existing sales channels and resources, such as sales outlets, internet sales network, etc..*

37 RELATED PARTY TRANSACTIONS (Continued)

(b) Transactions with associate

The Group also has entered into transactions with its associate, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associate include the bank deposits placed in SPD Bank, the interest income, and the mobile telecommunications service, which were carried out in the normal course of business.

	Note	**2010 RMB million**	2009 RMB million
Cash and cash equivalents	(i)	**1,999**	–
Interest income	(ii)	**9**	–
Mobile telecommunications service fee	(iii)	**29**	–

(i) The amount represents the current deposits placed as at 31 December 2010 with SPD Bank, the Group's associate.

(ii) Interest income represents interest earned from deposits placed with SPD Bank after acquisition date. The applicable interest rate is determined in accordance with the prevailing bank interest rates published by the People's Bank of China.

(iii) The amount represents the fees from mobile telecommunications service, which the Group provide to SPD Bank.

(c) Key management personnel remuneration

Remuneration for key management personnel is disclosed in note 9.

38 TRANSACTIONS WITH OTHER STATE-CONTROLLED ENTITIES IN THE PRC

Apart from transactions with the CMCC Group (see note 37(a)), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (together referred to as "state-controlled entities") in the ordinary course of business. These transactions, which primarily include providing telecommunications services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC government.

Set out below are the principal transactions with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(a) Principal transactions with state-controlled telecommunications operators in the PRC:

	2010 RMB million	2009 RMB million
Interconnection revenue	**17,028**	14,655
Interconnection charges	**19,076**	18,908
Leased line charges	**2,251**	2,164

38 TRANSACTIONS WITH OTHER STATE-CONTROLLED ENTITIES IN THE PRC (Continued)

(b) Principal balances with state-controlled telecommunications operators in the PRC:

	As at 31 December 2010 ***RMB million***	As at 31 December 2009 *RMB million*
Accounts receivable and other receivables	**943**	580
Accounts payable and other payables	**709**	964

(c) Principal transactions with state-controlled financial institutions in the PRC:

	2010 ***RMB million***	2009 *RMB million*
Interest income	**5,625**	5,896

(d) Principal balances with state-controlled financial institutions in the PRC:

	As at 31 December 2010 ***RMB million***	As at 31 December 2009 *RMB million*
Deposits with banks	**203,148**	183,602
Cash and cash equivalents	**86,689**	72,085

39 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposit with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group's cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies and state-controlled financial institutions with good reputations.

The accounts receivable of the Group are primarily comprised of receivables due from customers. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 25(b).

(b) Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow, The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

39 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(b) Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet) and the earliest date the Group and the Company would be required to repay:

The Group

			As at 31 December 2010			
	Carrying amount *RMB million*	Total contractual undiscounted cash flow *RMB million*	Within 1 year or on demand *RMB million*	More than 1 year but less than 3 years *RMB million*	More than 3 years but less than 5 years *RMB million*	More than 5 years *RMB million*
Accounts payable	111,646	111,646	111,646	–	–	–
Bills payable	502	502	502	–	–	–
Accrued expenses and other payables	85,716	85,716	85,716	–	–	–
Amount due to ultimate holding company	15	15	15	–	–	–
Amount due to immediate holding company	35	35	35	–	–	–
Interest-bearing borrowings						
– Deferred consideration payable	23,633	25,233	281	428	383	24,141
– Bonds	9,963	11,627	5,317	450	450	5,410
Obligations under finance leases	68	71	71	–	–	–
	231,578	234,845	203,583	878	833	29,551

			As at 31 December 2009			
	Carrying amount *RMB million*	Total contractual undiscounted cash flow *RMB million*	Within 1 year or on demand *RMB million*	More than 1 year but less than 3 years *RMB million*	More than 3 years but less than 5 years *RMB million*	More than 5 years *RMB million*
Accounts payable	95,985	95,985	95,985	–	–	–
Bills payable	642	642	642	–	–	–
Accrued expenses and other payables	69,335	69,335	69,335	–	–	–
Amount due to ultimate holding company	4	4	4	–	–	–
Amount due to immediate holding company	119	119	119	–	–	–
Interest-bearing borrowings						
– Deferred consideration payable	23,633	26,113	514	514	514	24,571
– Bonds	9,918	12,052	425	5,542	450	5,635
Obligations under finance leases	68	71	71	–	–	–
	199,704	204,321	167,095	6,056	964	30,206

39 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(b) Liquidity risk (continued)

The Company

	As at 31 December 2010					
	Carrying amount *RMB million*	**Total contractual undiscounted cash flow** *RMB million*	**Within 1 year or on demand** *RMB million*	**More than 1 year but less than 3 years** *RMB million*	**More than 3 years but less than 5 years** *RMB million*	**More than 5 years** *RMB million*
Accrued expenses and other payables	**2,477**	**2,477**	**2,477**	**-**	**-**	**-**
Amount due to a subsidiary	**9,963**	**11,627**	**5,317**	**450**	**450**	**5,410**
Amount due to immediate holding company	**35**	**35**	**35**	**-**	**-**	**-**
Interest-bearing borrowings	**23,633**	**25,233**	**281**	**428**	**383**	**24,141**
	36,108	**39,372**	**8,110**	**878**	**833**	**29,551**

	As at 31 December 2009					
	Carrying amount *RMB million*	Total contractual undiscounted cash flow *RMB million*	Within 1 year or on demand *RMB million*	More than 1 year but less than 3 years *RMB million*	More than 3 years but less than 5 years *RMB million*	More than 5 years *RMB million*
Accrued expenses and other payables	1,269	1,269	1,269	–	–	–
Amount due to a subsidiary	9,918	12,052	425	5,542	450	5,635
Amount due to immediate holding company	119	119	119	–	–	–
Interest-bearing borrowings	23,633	26,113	514	514	514	24,571
	34,939	39,553	2,327	6,056	964	30,206

Notes to the Financial Statements (Continued)

(Expressed in Renminbi unless otherwise indicated)

39 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(c) Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include bonds issued in 2001 and deferred consideration for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 31.

The following table set out the interest rate profile of the Group's floating interest bearing borrowings at the balance sheet date:

	The Group				**The Company**			
	2010		2009		**2010**		2009	
	Effective interest rate	***RMB million***	Effective interest rate	*RMB million*	**Effective interest rate**	***RMB million***	Effective interest rate	*RMB million*
2001 Bonds	**4.00%**	**5,000**	4.87%	5,000	**–**	**–**	–	–
Deferred consideration for acquisition of subsidiaries in 2002	**2.22%**	**9,976**	3.33%	9,976	**2.22%**	**9,976**	3.33%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	**2.23%**	**13,657**	3.24%	13,657	**2.23%**	**13,657**	3.24%	13,657

As at 31 December 2010, if the base interest rate for the People's Bank of China increases/decreases by 100 basis points, the effective interest rate for bonds would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group would decrease/increase by RMB37,500,000 (2009: RMB37,500,000).

As at 31 December 2010, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group and of the Company would decrease/increase by RMB236,000,000 (2009: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of the People's Bank of China and two-year US dollar LIBOR swap rate represents management's estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at 31 December 2010, total cash and bank balances of the Group amounted to RMB292,346,000,000 (2009: RMB264,507,000,000). The interest income for 2010 was RMB5,658,000,000(2009: RMB5,940,000,000) and the average interest rate was 2.03% (2009: 2.46%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB2,202,000,000 (2009: RMB2,003,000,000).

On the whole, interest rate risk of the Group is expected to be low due to the high balance of cash and cash equivalent and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 1.3% (2009: 3.1%) of the total cash and deposits with banks and major business operations of the Group were carried out in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

39 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December except as follows:

	As at 31 December 2010		As at 31 December 2009	
	Carrying amount ***RMB million***	**Fair value** ***RMB million***	Carrying amount *RMB million*	Fair value *RMB million*
The Group				
Interest-bearing borrowings – bonds	**9,963**	**10,038**	9,918	10,077

The fair value of bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

40 COMMITMENTS

(a) Capital commitments

Capital commitments outstanding as at 31 December not provided for in the financial statements were as follows:

	The Group		**The Company**	
	2010 ***RMB million***	2009 *RMB million*	**2010** ***RMB million***	2009 *RMB million*
Commitments in respect of land and buildings				
– authorized and contracted for	**4,469**	5,160	**–**	2
– authorized but not contracted for	**14,211**	20,494	**–**	–
	18,680	25,654	**–**	2
Commitments in respect of telecommunications equipment				
– authorized and contracted for	**17,669**	15,663	**–**	16
– authorized but not contracted for	**79,819**	61,919	**–**	–
	97,488	77,582	**–**	16
Total commitments				
– authorized and contracted for	**22,138**	20,823	**–**	18
– authorized but not contracted for	**94,030**	82,413	**–**	–
	116,168	103,236	**–**	18

40 COMMITMENTS (Continued)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	The Group				The Company
	Land and buildings *RMB million*	**Leased lines** *RMB million*	**Others** *RMB million*	**Total** *RMB million*	**Land and buildings, and others** *RMB million*
As at 31 December 2010:					
Within one year	**5,100**	**1,121**	**730**	**6,951**	**7**
After one year but within five years	**10,250**	**1,335**	**687**	**12,272**	**4**
After five years	**3,652**	**360**	**150**	**4,162**	**–**
	19,002	**2,816**	**1,567**	**23,385**	**11**
As at 31 December 2009:					
Within one year	4,459	1,069	554	6,082	11
After one year but within five years	8,809	1,429	541	10,779	10
After five years	3,161	308	141	3,610	–
	16,429	2,806	1,236	20,471	21

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

41 NON-ADJUSTING POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed an ordinary final dividend. Further details are disclosed in note 36(b)(i).

42 COMPARATIVE FIGURES

Certain comparative figures have been adjusted to conform to current year's presentation.

43 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company as at 31 December 2010 to be China Mobile Communications Corporation, a company incorporated in the PRC.

44 ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 16, 17 and 39 contain information about the assumptions and their risk factors relating to goodwill impairment, impairment of other intangible assets with indefinite useful lives and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and take into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(Expressed in Renminbi unless otherwise indicated)

45 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2010

Up to the date of issue of these financial statements, the IASB/HKICPA have issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2010 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

	Effective for accounting periods beginning on or after
Revised IAS24/HKAS 24, *Related Party Disclosures (revised 2009)*	1 January 2011
Amendments to IFRS/HKFRS 7, *Financial Instruments Disclosures – Transfers of financial assets*	1 July 2011
Amendments to IAS/HKAS 12, *Income Taxes – Deferred tax: Recovery of underlying assets*	1 January 2012
IFRS/HKFRS 9, *Financial Instruments*	1 January 2013
Improvements to IFRSs/HKFRSs (2010)	1 July 2010 or 1 January 2011

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group's results of operations and financial position.

Financial Summary

(Expressed in Renminbi)

RESULTS

	2010 RMB million	2009 RMB million	2008 RMB million	2007 RMB million	2006 RMB million
Operating revenue					
Usage and monthly fees *(Note 2)*	**312,349**	300,632	278,608	247,727	210,039
Value-added services fees *(Note 2)*	**151,435**	131,434	113,288	91,744	68,813
Other operating revenue	**21,447**	20,037	19,914	18,006	14,710
	485,231	452,103	411,810	357,477	293,562
Operating expenses					
Leased lines	**3,897**	3,006	2,641	2,330	2,451
Interconnection	**21,886**	21,847	22,264	21,500	18,783
Depreciation	**86,230**	80,179	71,509	67,354	64,574
Personnel	**24,524**	21,480	19,960	18,277	16,853
Other operating expenses *(Note 2)*	**197,940**	178,583	153,041	124,303	99,894
	334,477	305,095	269,415	233,764	202,555
Profit from operations *(Note 2)*	**150,754**	147,008	142,395	123,713	91,007
Other net income	**2,336**	1,780	2,159	2,323	2,872
Non-operating net income	**685**	359	517	657	285
Interest income	**5,658**	5,940	6,002	4,015	2,604
Finance costs	**(902)**	(1,243)	(1,550)	(1,825)	(1,510)
Share of profit of associate	**558**	–	–	–	–
Share of loss of jointly controlled entity	**(18)**	(8)	–	–	–
Profit before taxation	**159,071**	153,836	149,523	128,883	95,258
Taxation	**(39,047)**	(38,413)	(36,735)	(42,143)	(29,760)
PROFIT FOR THE YEAR	**120,024**	115,423	112,788	86,740	65,498
Other comprehensive income for the year					
Exchange differences on translation of financial statements of overseas entities	**(135)**	42	(393)	(645)	(43)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**119,889**	115,465	112,395	86,095	65,455

Financial Summary (Continued)

(Expressed in Renminbi)

RESULTS (Continued)

	2010 ***RMB million***	2009 *RMB million*	2008 *RMB million*	2007 *RMB million*	2006 *RMB million*
Profit attributable to:					
Equity shareholders of the Company	**119,640**	115,166	112,627	86,623	65,410
Non-controlling interests	**384**	257	161	117	88
PROFIT FOR THE YEAR	**120,024**	115,423	112,788	86,740	65,498
Total comprehensive income attributable to:					
Equity shareholders of the Company	**119,505**	115,208	112,234	85,978	65,367
Non-controlling interests	**384**	257	161	117	88
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**119,889**	115,465	112,395	86,095	65,455

Financial Summary (Continued)

(Expressed in Renminbi)

ASSETS AND LIABILITIES

	As at 31 December 2010 *RMB million*	As at 31 December 2009 *RMB million*	As at 31 December 2008 *RMB million*	As at 31 December 2007 *RMB million*	As at 31 December 2006 *RMB million*
Property, plant and equipment	**385,296**	360,075	327,783	257,170	218,274
Construction in progress	**54,868**	46,094	35,482	47,420	52,436
Land lease prepayments	**12,040**	11,201	10,102	8,383	7,675
Goodwill	**36,894**	36,894	36,894	36,894	36,894
Other intangible assets	**813**	727	298	469	700
Interest in associates	**40,175**	–	–	–	–
Interest in jointly controlled entity	**8**	6	7	–	–
Deferred tax assets *(Note 2)*	**9,720**	8,939	7,614	6,121	7,873
Pledged bank deposits	**162**	–	–	–	–
Other financial assets	**77**	77	77	77	77
Net current assets *(Note 2)*	**66,252**	77,550	56,611	49,916	28,489
Total assets less current liabilities *(Note 2)*	**606,305**	541,563	474,868	406,450	352,418
Interest-bearing borrowings	**(28,615)**	(33,551)	(33,553)	(33,582)	(33,574)
Deferred revenue, excluding current portion	**(248)**	(317)	(584)	(597)	(930)
Deferred tax liabilities	**(39)**	(61)	(80)	(122)	(192)
Net assets	**577,403**	507,634	440,651	372,149	317,722

Notes:

(1) The above tables summarize the results of the Group for the years ended 31 December 2006, 2007, 2008, 2009 and 2010, together with the Group's assets and liabilities as at 31 December 2006, 2007, 2008, 2009 and 2010.

The Group's results for the years ended 31 December 2006, 2007, 2008, 2009 and 2010 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) Figures for 2006, 2007 and 2008 have been adjusted as the Group adopted retrospectively the new accounting policy of IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes. Besides, certain comparative figures have been adjusted to conform to current year's presentation.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

FETION

Fetion is an instant messaging business provided by the Group which enables customers to communicate instantly through various means such as SMS, integrating functions of chatting, socializing and interactive entertainment.

IDC

Internet Data Center, facilities and related service systems facilitating the operation and maintenance of equipment for the centralized collection, storage, processing and transmission of data based on the Internet. The principal services offered by IDC include server hosting, resources leasing, system maintenance, management services and other support and operational services.

INTERNET OF THINGS

Equipping SIM cards, sensors, two-dimensional codes etc to different objects and connecting them to a wireless network can capacitate intelligence to inanimate objects and enables forms of conversation and communication between people and things, and between things themselves. This network of interconnected objects is called the "the Internet of Things". "Internet of Things" possesses three distinguishing features, namely: scalability, mobility and security.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and co-exist with the existing 2G and 3G networks.

MOBILE INTERNET

Mobile Internet is an emerging market created by the cross convergence of Internet and mobile communications after their respective development. Mobile customers can gain wireless access to the Internet anytime and anywhere by using wireless terminals such as mobile handsets and mobile Internet terminals to meet their needs.

MOBILE INTERNET ACCESS BUSINESS

Mainly includes Handset Internet Access and Data Card Internet Access. A service provided by the Group to its customers enabling wireless access to the Internet (including WAP and WWW websites) using mobile handsets or data cards.

MOBILE MARKET

Mobile Market is an integrated market assembling different kinds of developers and their outstanding applications, and different kinds of businesses of the Group enabling customers using different terminals to satisfy their demand for real time experience, downloads and subscription.

MOBILE PAPER

A business developed through cooperation between the Group and mainstream media which provides customers with updated information (including contents such as news, sports, entertainment, cultural activities and lifestyle) through MMS and WAP, etc.

MOBILE PAYMENT/MOBILE WALLET

An integrated mobile payment service targeting the Group's customers. In accordance with different business nature, business can be classified as remote payment and on-site payment, which provides customers with functions such as recharging, payment and enquiries through RFID, WWW and SMS/MMS, etc.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's home-grown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

WIRELESS MUSIC

A business which provides musical services to customers through mobile telecommunications networks. Currently it mainly includes Wireless Music Club, "Color Ring" and "Music Download", etc.

WLAN

Wireless Local Area Network (also known as WiFi Network), which connects computers using wireless communication technology. Customers can use mobile terminals such as notebooks, PDAs, handsets to gain high-speed wireless access to the Internet or corporate Intranet for information, entertainment or work.

139 COMMUNITY

139 Community is an integrated community service on the Internet provided to the Group's customers. By using the mobile number, community customers enjoy access to a variety of services such as iTalk, social circles, games, G3 voice calling and music through their personal computers or mobile handsets to login to 139 Community anytime, satisfying customers' needs for cross-platform sharing, communication, interaction and entertainment, etc.

中国移动通信
CHINA MOBILE

CHINA MOBILE LIMITED

60/F., The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobileltd.com

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